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As filed with the Securities and Exchange Commission on May 25, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Foster Wheeler Ltd.
(Exact name of registrant as specified in its charter)

Bermuda* (State or other jurisdiction of incorporation or organization)	1600 (Primary Standard Industrial Classification Code)	22-3802649 (I.R.S. Employer Identification Number)

Perryville Corporate Park
Clinton, New Jersey 08809 4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

*
Maintains its registered offices at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda, and its principal executive offices at Perryville Corporate Park, Clinton, New Jersey 08809-4000

Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809 4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tracy Kimmel
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036
(212) 556-2100

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Shares	9,941,292	$13.73	$136,493,939	$16,066

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on a common share price of $13.73 per share, the average of the high and low prices of Foster Wheeler Ltd.'s common shares on the over-the-counter bulletin board (the "OTC Bulletin Board" or the "OTC market") on May 20, 2005.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

Subject to Completion, dated May 25, 2005

PROSPECTUS

Foster Wheeler Ltd.

         9,941,292 Common Shares

        This prospectus relates to up to 9,941,292 common shares to be offered by Foster Wheeler Ltd. from time to time upon the exercise of up to 4,152,914 of its Class A Warrants and 40,771,560 of its Class B Warrants described in this prospectus, and such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the warrant agreement described in this prospectus.

        Each warrant, upon the circumstances described in this prospectus, entitles its owner to purchase, in the case of the Class A warrants, 1.6841 common shares and, in the case of the Class B warrants, 0.0723 common shares, at a price of $9.378 per common share issuable thereunder. The number of common shares issuable upon the exercise of Class A warrants, is 6,994,059 and, upon the exercise of the Class B warrants, is 2,947,233, subject in each case to the anti-dilution provisions contained in the warrant agreement.

        The Class A warrants are exercisable only after September 24, 2005 and, subject to extension as described in this prospectus, on or before September 24, 2009. The Class B warrants are exercisable only after September 24, 2005 and, subject to extension as described in this prospectus, on or before September 24, 2007.

        Our common shares are quoted on the Over-the-Counter Bulletin Board under the symbol "FWHLF.OB." This may make it more difficult to buy and sell our shares. On May 20, 2005, the last sale price for our common shares on the Over-the-Counter Bulletin Board was $13.85 per share.

        For a discussion of factors you should consider before you decide to purchase any securities, see "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005

TABLE OF CONTENTS

Summary	1
Risk Factors	5
Forward Looking Statements	22
Unaudited Pro Forma Condensed Consolidated Financial Information	23
Selected Financial Data	28
Ratio of Earnings To Fixed Charges	30
Use of Proceeds	31
Market Price Information	31
Description of Share Capital	32
Description of The Warrants	44
U.S. Federal Income Tax Considerations	46
Plan of Distribution	50
Legal Matters	51
Experts	51
Where You Can Find More Information About Us	52
Enforcement of Civil Liabilities	52

SUMMARY

        This summary represents a summary of all material terms of the offering and highlights selected information described in greater detail elsewhere or incorporated by reference in this prospectus. You should carefully read this entire prospectus, including the risk factors beginning on page 5, and the documents incorporated by reference in this prospectus to fully understand the offering and our business, results of operations and financial condition. Except as the context otherwise requires, the terms "we," "us," "our," and "Foster Wheeler," as used in this prospectus, refer to Foster Wheeler Ltd. and its direct and indirect subsidiaries on a consolidated basis.

Foster Wheeler Ltd.

        We are a Bermuda company and were incorporated on December 20, 2000. We do not have any assets or conduct any business except through our ownership of our subsidiaries. The executive offices of Foster Wheeler Ltd. are c/o Foster Wheeler Inc., Perryville Corporate Park, Clinton, New Jersey 08809-4000, Attention: Office of the Secretary, and its telephone number is (908) 730-4000.

Our Business

        We operate through two business groups, which also constitute separate reportable segments: our Engineering and Construction Group, which we refer to as our E&C Group, and our Global Power Group. Our E&C Group designs, engineers, and constructs upstream oil and gas processing facilities, oil refining, chemical and petrochemical, pharmaceutical, natural gas liquefaction (LNG) facilities and receiving terminals, and related infrastructure, including power generation and distribution facilities. Our E&C Group provides engineering, project management and construction management services, and purchases equipment, materials and services from third-party suppliers and subcontractors. Our E&C Group owns industry leading technology in delayed coking, solvent de-asphalting, and hydrogen production processes used in oil refineries and has access to numerous technologies owned by others. Our E&C Group also provides international environmental remediation services, together with related technical, engineering, design and regulatory services. Our E&C Group generates revenues from engineering and construction activities pursuant to long-term contracts spanning up to four years in duration.

        Our Global Power Group designs, manufactures, and erects steam generating and auxiliary equipment for electric power generating stations and industrial markets worldwide. Steam generating equipment includes a full range of fluidized bed and conventional boilers firing coal, oil, gas, biomass and municipal solid waste, waste wood, and low-Btu gases. Our circulating fluidized-bed boiler technology is recognized as one of the leading solid fired fuel technologies in the world. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment, selective non-catalytic recovery units, selective catalytic recovery units and low-NOx burners. We provide a broad range of site services relating to these products, including full plant construction, maintenance engineering, plant upgrading and life extension, and plant repowering. Our Global Power Group also provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. In addition, our Global Power Group builds, owns and operates cogeneration, independent power production and waste-to-energy facilities, as well as facilities for the process and petrochemical industries. Our Global Power Group generates revenues from long-term engineering activities, supply of equipment and construction contracts, and from operating activities pursuant to the long-term sale of project outputs (i.e., electricity, steam, etc.), operating and maintenance agreements, and from returns on its equity investments in certain production facilities.

The Equity-for-Debt Exchange Offer

        The Class A warrants were issued on September 24, 2004, in an equity-for-debt exchange offer. In that exchange offer, we exchanged: (1) Foster Wheeler's common shares, Series B convertible preferred shares, or the preferred shares, and warrants to purchase common shares for $134.9 million 9.00%

Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security), or the trust securities, including accrued dividends; (2) Foster Wheeler's common shares and preferred shares for $206.9 million 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd., or the convertible notes; (3) Foster Wheeler's common shares and preferred shares for $93.7 million outstanding Series 1999 C Bonds and Series 1999 D Bonds (as defined in the Second Amended and Restated Mortgage, Security Agreement, and Indenture of Trust dated as of October 15, 1999 from Village of Robbins, Cook County, Illinois to SunTrust Bank, Central Florida, National Association, as Trustee), or the Robbins bonds; and (4) Foster Wheeler's common shares and preferred shares and $141.4 million of 10.359% senior secured notes due 2011, Series A of Foster Wheeler LLC for $188.6 million 6.75% Senior Notes due 2005 of Foster Wheeler LLC, or the 2005 notes. During our subsequent offering period we exchanged a further $72,500 of trust securities; $25,355 of Robbins bonds; and $45,000 of 2005 notes.

        The Class B warrants were issued to existing common shareholders of Foster Wheeler Ltd. in connection with the exchange offer.

Terms of the Warrants

        Each warrant, upon the circumstances described in this prospectus, entitles its owner to purchase, in the case of the Class A warrants, 1.6841 common shares and, in the case of the Class B warrants, 0.0723 common shares, for $9.378 per common share issuable thereunder. The number of common shares issuable upon the exercise of Class A warrants, is 6,994,059 and, upon the exercise of the Class B warrants, is 2,947,233. Foster Wheeler Ltd. has a sufficient number of authorized common shares available to satisfy the exercise of the warrants, and will, for so long as the warrants are or may become exercisable for common shares, reserve a sufficient number of common shares to cover the exercise of all warrants issued in, and in connection with, the equity-for-debt exchange offer. Foster Wheeler agreed to file the registration statement of which this prospectus is a part prior to the date on which the warrants become exercisable to cover the issuance of the common shares upon exercise of the warrants.

        The Class A warrants are exercisable only after September 24, 2005 and, subject to extension as described in this prospectus, on or before September 24, 2009. The Class B warrants are exercisable only after September 24, 2005 and, subject to extension as described in this prospectus, on or before September 24, 2007.

        You should read the information set forth under the caption "Description of the Warrants" for more information.

Material Weakness

        In connection with the preparation of our 2004 year-end financial statements, we detected a reporting deficiency in the measurement and tracking processes during the fourth quarter of 2004 at one of European Power's lump-sum turnkey projects. The project was nearing completion during the fourth quarter and the worse than expected project performance compressed the time available to meet the scheduled completion dates. In an attempt to meet the completion dates, our construction site personnel entered into additional commitments beyond the planned commitments for the project, and did not adequately communicate these updated commitments on a timely basis back to our home office personnel, who were responsible for tracking actual and estimated costs of the project and the details of updated commitments being made in the field. Moreover, one of the two lead managers of the project responsible for monitoring the commitments made at the project site and relaying this information back to the home office, became ill and was absent during November and December of 2004. As a result, the project's management did not have adequate control of outstanding commitments to third-party subcontractors and vendors during the fourth quarter of 2004, and therefore could not adequately track the ongoing financial results of the project until after the quarter had ended.

        As stated under the section entitled Management's Report on Internal Control over Financial Reporting included within our Annual Report on Form 10-K/A for the year ended December 31, 2004 and incorporated by reference in this prospectus, we concluded that the control deficiency in reporting at the project represented a "material weakness" in our internal control over financial reporting as of December 31, 2004. We believe that the failure to adequately control outstanding commitments to third-party subcontractors and vendors on this project was the result of a deficiency in the project's measurement processes that arose when the volume of activity increased substantially in the fourth quarter of 2004 combined with the absence of a member of the project's key oversight personnel. Additionally, we noted that there was no compensating control that detected this deficiency on a timely basis. Because of the overall magnitude of this project, this results in a deficiency in our internal control over financial reporting. These controls and procedures are designed to ensure that outstanding commitments are known, quantified and communicated to the appropriate project personnel responsible for estimating the project's financial results.

        The control deficiency was detected in the first quarter of 2005. At that time, we immediately implemented a detailed review of all costs incurred to date plus the estimate of costs to complete. Additional project management personnel were assigned to the project from the E&C Group as these operating units have more experience working on lump-sum turnkey projects, and specialists in negotiating subcontractor settlements were added to the project team. We had previously announced that our European Power operating unit will no longer undertake lump-sum turnkey projects for full power plants without the involvement of one of our E&C operating companies or a third-party partner, and there is no evidence that any similar problems managing third-party commitments exist on other projects.

        We have assigned the highest priority to the assessment and remediation of this material weakness and are working together with the audit committee of the board of directors to resolve the issue. Since year end 2004, a new project director was appointed, additional technical personnel from our E&C U.K. business unit were assigned to the job site, the lead manager noted above returned to the project, systems tracking costs versus purchase order commitments were enhanced, procedures were implemented to improve the timeliness and accuracy of information flowing from the job site to the appropriate personnel in our European Power headquarters, the Chief Operating Officer of Global Power Group has assumed overall responsibility for the project, Global Power's Executive Vice President of Business Compliance began leading the effort to ensure the project's cost control activities are adequate, and additional purchasing and cost control personnel were transferred to the Global Power's Finland business unit responsible for the project.

        We believe that our consolidated financial statements contained in our 2004 Annual Report on Form 10-K/A and first quarter 2005 Quarterly Report on Form 10-Q contain our best estimate of the project's final estimated costs and that the appropriate compensating controls have been implemented at the particular site to ensure commitment information is adequately controlled and communicated on a timely basis. However, we believe more time must pass to adequately evidence that the new procedures at this project are operating as intended. If these actions are not successful in addressing this material weakness, our ability to report our financial results on a timely and accurate basis may be adversely affected. We have taken the actions described above, which we believe address the material weakness described above. If we are unable to successfully address the identified material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.

        See "Risk Factors-If we are unable to successfully address the material weakness in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected."

Disclosure Controls Weakness

        As of April 1, 2005 we carried out an evaluation under the supervision and with the participation of our disclosure committee and management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) pursuant to Exchange Act Rule 13a-15. Based upon such evaluation, and as of April 1, 2005, our chief executive officer along with our chief financial officer concluded, at the reasonable assurance level, that our disclosure controls and procedures were not effective as of April 1, 2005 because of the material weakness discussed above. In light of the material weakness, we performed additional analysis and other procedures to ensure the consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements incorporated by reference in this prospectus fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

        In order for investors and the equity analyst community to make informed investment decisions and recommendations about our securities, it is important that we provide them with accurate and timely information in accordance with the Exchange Act and the rules promulgated thereunder.

        If we are unable to implement these changes effectively or efficiently, it could adversely affect our ability to provide the public with timely and accurate material information, and could hurt our reputation and the prices of our debt and equity securities.

Registrar and Transfer Agent

        Mellon Investor Services LLC serves as registrar and transfer agent of Foster Wheeler Ltd. in the United States.

Warrant Agent

        Mellon Investor Services LLC has been appointed as the warrant agent under the warrant agreement governing the warrants.

RISK FACTORS

        Before deciding whether to invest in our securities you should carefully read the following risk factors and the other information included and incorporated in this prospectus.

Risk Factors Relating to Shares and Warrants

On November 14, 2003, our common shares and trust securities were delisted from the NYSE. We intend to seek an alternate listing of the common shares, however we may not be able to successfully list our common shares. Our common shares are currently quoted on the Over-the-Counter Bulletin Board under the symbol "FWHLF.OB". Common shares quoted on the Over-the-Counter Bulletin Board may be less liquid and trade at a lower price than common shares listed on the NYSE.

        As a result of our delisting from the NYSE, the trading price of our common shares may decline substantially and shareholders may experience a significant decrease in the liquidity of the common shares. Securities that trade on the Over-the-Counter Bulletin Board, including our common shares, may also be subject to higher transaction costs for trades and have reduced liquidity compared to securities that trade on the NYSE and other organized markets and exchanges. We have applied to list our common shares on a national securities exchange. However, we may not be able to successfully complete the listing of our common shares.

We cannot predict the price at which our common shares will trade.

        As of May 20, 2005, we had preferred shares issued and outstanding that are convertible into approximately 634,897 common shares. We also had warrants to purchase up to 9,941,292 common shares outstanding as of May 20, 2005. In addition, we had outstanding options that are exercisable for up to approximately 3,216,267 common shares as of May 20, 2005. The issuance of common shares upon the conversion of preferred shares and exercise of the warrants and options could materially depress the price of our common shares if holders of a large number of common shares attempt to sell all or a substantial portion of their holdings. There are no agreements or other restrictions that prevent the sale of a large number of our preferred shares, common shares or warrants. We expect that all of our issued and outstanding common shares, including upon conversion of the preferred shares and exercise of the warrants, will, in general, be freely tradeable under U.S. securities laws.

Foster Wheeler Ltd. is a Bermuda company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

        Foster Wheeler Ltd. is a Bermuda exempted company. As a result, the rights of shareholders are governed by Bermuda law and the memorandum of association and bye-laws of Foster Wheeler Ltd. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial portion of the assets of Foster Wheeler Ltd. are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against Foster Wheeler Ltd. or its directors based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States against us or our directors or officers, under the securities laws of those jurisdictions or entertain actions in Bermuda under the securities laws of other jurisdictions.

Foster Wheeler Ltd.'s bye-laws restrict shareholders from bringing legal action against its officers and directors.

        Foster Wheeler Ltd.'s bye-laws contain a broad waiver by its shareholders of any claim or right of action, both individually and on Foster Wheeler Ltd.'s behalf, against any of its officers or directors.

The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against Foster Wheeler Ltd.'s officers and directors unless the act or failure to act involves fraud or dishonesty.

In some circumstances the holders of common shares and the preferred shares are each entitled to a separate class vote in which the other class of shareholders will not vote. This could have the effect of providing each class of shareholders with a veto power over certain decisions of Foster Wheeler Ltd.

        Under Bermuda law and Foster Wheeler Ltd.'s bye-laws, any variation of the rights attached to either class of shares, whether by amendment, alteration or repeal of the terms of the memorandum of association or bye-laws of Foster Wheeler Ltd., resulting from any merger, amalgamation or similar business combination, or otherwise, would require the approval of at least three-fourths of the issued and outstanding shares of such class, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed at a meeting of the holders of such class of shares at which a quorum consisting of at least two persons holding or representing one-third of the issued and outstanding shares of such class is present. This could result in the holders of each class of shares having the ability in some circumstances, such as a merger, amalgamation or consolidation, to prevent action to be undertaken by or affecting Foster Wheeler Ltd. which the holders of the other class of shares might otherwise approve. For more information, you should read the section entitled "Description of Share Capital."

A future issuance of additional preferred shares of Foster Wheeler Ltd. may adversely affect the rights of Foster Wheeler Ltd.'s equity holders.

        The bye-laws of Foster Wheeler Ltd. authorize the issuance of up to 1,500,000 shares of "blank check" preferred shares, with such designations, rights, preferences, limitations and voting rights as may be determined upon issuance by Foster Wheeler Ltd.'s board of directors without further shareholder approval, provided that such provisions must, at a minimum, (1) entitle the holders of such shares, voting as a class, to elect at least two directors upon certain defaults with respect to payment of dividends, and (2) require the affirmative approval of holders of at least two thirds of the issued preferred shares for any amendments to the memorandum of association or bye-laws of Foster Wheeler Ltd. altering materially any provision of such shares. 400,000 preferred shares are designated in Foster Wheeler Ltd.'s bye-laws as Series A Junior Participating Preferred Shares, and 1,014,785 were designated by authority of Foster Wheeler Ltd.'s board of directors as Series B convertible preferred shares. As of May 20, 2005, there were 9,768 Series B convertible preferred shares issued and outstanding. Each conversion of a Series B convertible preferred share reduces the number of authorized preferred shares of Foster Wheeler Ltd. by one and increases the number of authorized common shares of Foster Wheeler Ltd. by one. Consequently, at May 20, 2005, Foster Wheeler Ltd. had an aggregate of 900,056 authorized and unissued preferred shares that may be issued in the future including 85,215 undesignated preferred shares which can, at the discretion of the board of directors of Foster Wheeler Ltd., be designated as other series of preferred shares with dividend and liquidation preferences that may be senior, and may not be available to, the holders of Foster Wheeler Ltd. common shares. In the event Foster Wheeler Ltd. issues additional preferred shares, the holders of such shares may be entitled to receive dividends and distributions prior to their receipt by the holders of Foster Wheeler Ltd. common shares. Thus, holders of common shares could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled had the new preferred shares not been issued.

We may be deprived of favorable opportunities to secure additional equity capital due to the warrant holders' ability to exercise their warrants.

        For the life of the warrants, the warrant holders are given the opportunity to profit from the rise in the market value of our common shares, if any, at the expense of the common shareholders and we might be deprived of favorable opportunities to secure additional equity capital, if it should then be needed, for the purpose of our business. A warrant holder may be expected to exercise the warrants at a time when we, in all likelihood, would be able to obtain equity capital, if we needed capital then, by a public sale of a new offering on terms more favorable then those provided in the warrants.

Risk Factors Relating to Our Business

Foster Wheeler Ltd. financial statements are prepared on a going concern basis, but we may not be able to continue as a going concern.

        The consolidated financial statements of Foster Wheeler Ltd., incorporated by reference into this prospectus for the fiscal year ended December 31, 2004 and the quarter ended April 1, 2005, are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We may not, however, be able to continue as a going concern. Realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, collections of receivables to fund our obligations, including those resulting from asbestos-related liabilities, as well as maintaining credit facilities and bonding capacity adequate to conduct our business. Although we generated income in the three months ended April 1, 2005, we incurred significant losses in each of the years in the three-year period ended December 31, 2004 and have a shareholders' deficit of $520.5 million at April 1, 2005. Although we entered into a new credit facility in March 2005, we may not be able to comply with the terms of the new senior credit agreement and other debt agreements during 2005 or thereafter. These matters raise substantial doubt about our ability to continue as a going concern.

Our domestic operating entities are cash flow positive. However, they do not generate sufficient cash flow to cover the costs related to the our indebtedness, obligations to fund U.S. pension plans and corporate overhead expenses and our ability to repatriate funds from our non-U.S. subsidiaries is limited by a number of factors. Accordingly, we are limited in our ability to use these funds for working capital purposes, to repay debt or to satisfy other obligations, which could limit our ability to continue as a going concern.

        Our domestic operating entities are cash flow positive. However, they do not generate sufficient cash flow to cover the costs related to our indebtedness, obligations to fund U.S. pension plans and corporate overhead expenses. As of April 1, 2005, we had aggregate indebtedness of $565.2 million, substantially all of which must be serviced from distributions from our operating subsidiaries and from the proceeds of financings. In addition, as of April 1, 2005, we had $493.8 million of undrawn letters of credit, bank guarantees and surety bonds issued and outstanding, $55 million of which were cash collateralized. As of April 1, 2005, we had cash, cash equivalents, short-term investments and restricted cash of $333.2 million, of which $289.3 million was held by our non-U.S. subsidiaries. Our 2005 forecast assumes total cash repatriation from our non-U.S. subsidiaries of $87 million from royalties, management fees, intercompany loans, debt service on intercompany loans and dividends. We will require these cash distributions from our non-U.S. subsidiaries to meet an anticipated $79 million shortfall in our U.S. operations' minimum working capital needs in 2005, which does not contemplate any borrowings under the $75 million revolving credit facility. There can be no assurance that the forecasted foreign cash repatriation will occur on a timely basis or at all, as there are significant contractual and statutory restrictions and our non-U.S. subsidiaries need to keep certain amounts available for working capital purposes, to pay known liabilities, and for other general corporate purposes. Such amounts exceed, and are not directly comparable to, the foreign component of restricted cash. In addition, certain of our non-U.S. subsidiaries are parties to loan and other agreements with covenants, and are subject to statutory requirements in their jurisdictions of organization that restrict the amount of funds that such subsidiaries may distribute. The repatriation of funds may also subject those funds to taxation. As a result of these factors, we may not be able to repatriate and utilize funds held by our non-U.S. subsidiaries in sufficient amounts to fund our U.S. working capital requirements, to repay debt, or to satisfy other obligations of our U.S. operations, which could limit our ability to continue as a going concern.

If we are unable to successfully address the material weakness in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected.

        In connection with the preparation of our 2004 year-end financial statements, we detected a reporting deficiency in the measurement and tracking processes during the fourth quarter of 2004 at one of European Power's lump-sum turnkey projects. The project was nearing completion during the fourth quarter and the worse than expected project performance compressed the time available to meet the scheduled completion dates. In an attempt to meet the completion dates, our construction site personnel entered into additional commitments beyond the planned commitments for the project, and did not adequately communicate these updated commitments on a timely basis back to our home office personnel, who were responsible for tracking actual and estimated costs of the project and the details of updated commitments being made in the field. Moreover, one of the two lead managers of the project responsible for monitoring the commitments made at the project site and relaying this information back to the home office, became ill and was absent during November and December of 2004. As a result, the project's management did not have adequate control of outstanding commitments to third-party subcontractors and vendors during the fourth quarter of 2004, and therefore could not adequately track the ongoing financial results of the project until after the quarter had ended.

        As stated under the section entitled Management's Report on Internal Control over Financial Reporting included within our Annual Report on Form 10-K/A for the year ended December 31, 2004 and incorporated by reference in this prospectus, we concluded that the control deficiency in reporting at the project represented a "material weakness" in our internal control over financial reporting as of December 31, 2004. We believe that the failure to adequately control outstanding commitments to third-party subcontractors and vendors on this project was the result of a deficiency in the project's measurement processes that arose when the volume of activity increased substantially in the fourth quarter of 2004 combined with the absence of a member of the project's key oversight personnel. Additionally, we noted that there was no compensating control that detected this deficiency on a timely basis. Because of the overall magnitude of this project, this results in a deficiency in our internal control over financial reporting. These controls and procedures are designed to ensure that outstanding commitments are known, quantified and communicated to the appropriate project personnel responsible for estimating the project's financial results.

        The control deficiency was detected in the first quarter of 2005. At that time, we immediately implemented a detailed review of all costs incurred to date plus the estimate of costs to complete. Additional project management personnel were assigned to the project from the E&C Group as these operating units have more experience working on lump-sum turnkey projects, and specialists in negotiating subcontractor settlements were added to the project team. We had previously announced that our European Power operating unit will no longer undertake lump-sum turnkey projects for full power plants without the involvement of one of our E&C operating companies or a third-party partner, and there is no evidence that any similar problems managing third-party commitments exist on other projects.

        We have assigned the highest priority to the assessment and remediation of this material weakness and are working together with the audit committee of the board of directors to resolve the issue. Since year end 2004, a new project director was appointed, additional technical personnel from our E&C

U.K. business unit were assigned to the job site, the lead manager noted above returned to the project, systems tracking costs versus purchase order commitments were enhanced, procedures were implemented to improve the timeliness and accuracy of information flowing from the job site to the appropriate personnel in our European Power headquarters, the Chief Operating Officer of Global Power Group has assumed overall responsibility for the project, Global Power's Executive Vice President of Business Compliance began leading the effort to ensure the project's cost control activities are adequate, and additional purchasing and cost control personnel were transferred to the Global Power's Finland business unit responsible for the project.

        We believe that our consolidated financial statements contained in our 2004 Annual Report on Form 10-K/A and first quarter 2005 Quarterly Report on Form 10-Q contain our best estimate of the project's final estimated costs and that the appropriate compensating controls have been implemented at the particular site to ensure commitment information is adequately controlled and communicated on a timely basis. However, we believe more time must pass to adequately evidence that the new procedures at this project are operating as intended. If these actions are not successful in addressing this material weakness, our ability to report our financial results on a timely and accurate basis may be adversely affected. We have taken the actions described above, which we believe address the material weakness described above. If we are unable to successfully address the identified material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.

Our international operations involve risks that may limit or disrupt operations, limit repatriation of earnings, increase foreign taxation or otherwise have a material adverse effect on our business and results of operations.

        We have substantial international operations that are conducted through foreign and domestic subsidiaries, as well as through agreements with foreign joint-venture partners. Our international operations accounted for approximately 80% of our fiscal year 2004 operating revenues and substantially all of our operating cash flow. We have international operations in Europe, the Middle East, Asia and South America. Our foreign operations are subject to risks that could materially adversely affect our business and results of operations, including:

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  uncertain political, legal and economic environments;

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  potential incompatibility with foreign joint venture partners;

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  foreign currency controls and fluctuations;

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  energy prices;

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  terrorist attacks against facilities owned or operated by U.S. companies;

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  the imposition of additional governmental controls and regulations;

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  war and civil disturbances; and

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  labor problems.

        Because of these risks, our international operations may be limited, or disrupted; we may be restricted in moving funds; we may lose contract rights; our foreign taxation may be increased; or we may be limited in repatriating earnings. In addition, in some cases, applicable law and joint venture or other agreements may provide that each joint venture partner is jointly and severally liable for all liabilities of the venture. These events and liabilities could have a material adverse effect on our business and results of operations.

Our high levels of debt and significant interest payment obligations could limit the funds we have available for working capital, capital expenditures, dividend payments, acquisitions and other business purposes, which could adversely impact our business.

        As of April 1, 2005, Foster Wheeler Ltd.'s total consolidated debt amounted to $565.2 million. We may not have sufficient funds available to pay all of this long-term debt upon maturity.

        Over the last five years, we have been required to allocate a significant portion of our earnings to pay interest on debt. After paying interest on debt, we have fewer funds available for working capital, capital expenditures, acquisitions and other business purposes. This could limit our ability to respond to changing market conditions, limit our ability to expand through acquisitions, increase our vulnerability to adverse economic and industry conditions and place us at a competitive disadvantage compared to our competitors that have less indebtedness. Our 2005 estimated cash debt service is $81.1 million.

Our various debt agreements impose significant financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions, which could materially adversely affect our business.

        Our various debt agreements impose significant financial restrictions on us. These restrictions limit our ability to incur indebtedness, pay dividends or make other distributions, make investments and sell assets. Failure to comply with these covenants may allow lenders to elect to accelerate the repayment dates with respect to such debt. We would not be able to repay such indebtedness if accelerated and as a consequence may be unable to continue operating as a going concern. Our failure to repay such amounts under our new senior credit agreement and our other debt obligations would have a material adverse effect on our financial condition and operations and result in defaults under the terms of our other indebtedness.

One of our subsidiaries is a party to a contract to construct a spent fuel processing facility for a U.S. government agency that will require us to obtain third-party project financing in excess of $100 million and the posting of a performance bond in excess of $100 million if the contract is not restructured or terminated. The inability to restructure or terminate the contract would have a material adverse impact on our financial condition, results of operations and cash flow.

        One of our subsidiaries is a party to a contract to construct a spent fuel processing facility for a U.S. government agency that will require us to obtain third-party project financing for the full contract price of $114 million, subject to escalation and a performance bond for the full contract price if the contract is not restructured or terminated. We have completed the first phase of the contract and are currently executing the second phase of the contract. Technical specification and detailed guidance from the U.S. government agency regarding U.S. government agency-directed changes to the project scope remain outstanding. Resolution of the outstanding issues will be required before the second phase of the contract can be completed. The third phase would begin with the purchase of long-lead time items and is expected to last two years. The contract requires us to fund the construction cost of the project during the third phase, which cost is estimated to be $114 million, subject to escalation. The contract also requires us to provide a surety bond for the full amount of the cost. We are currently pursuing our alternatives with respect to this project and have engaged in discussions with the government about restructuring and termination alternatives. If we cannot successfully restructure the contract, and if we cannot obtain third-party financing or the required surety bond, our ability to perform our obligations under the contract is unlikely. If we fail to perform our obligations under the contract, and as a result the government agency terminates the contract, and thereafter the government re-bids the contract under its exact terms and the resulting cost is greater than it would have been under the existing terms with us, the government may seek to hold us liable for this difference. This could result in a claim against us in amounts that could be materially adverse to our financial condition, results of operations and cash flow. At this stage, no claims have been raised by the government agency against us, and we do not believe a claim is probable and we are unable to estimate the possible loss that could occur as a result of any claim. Additionally, we believe that we have a variety of potential legal defenses should the government agency decide to pursue any such action.

We face severe limitations on our ability to obtain new letters of credit, bank guarantees and performance bonds from banks and surety on the same terms as we have historically. If we were unable to obtain letters of credit, bank guarantees, or performance bonds on reasonable terms, our business would be materially adversely affected.

        It is customary in the industries in which we operate to provide letters of credit, bank guarantees or performance bonds in favor of clients to secure obligations under contracts. We have traditionally obtained letters of credit or bank guarantees from banks, or performance bonds from a surety on an unsecured basis. Due to our financial condition, current credit ratings, as well as changes in the bank and surety markets, we are now required in certain circumstances to provide collateral to banks and sureties to obtain new letters of credit, bank guarantees and performance bonds. If we are unable to provide sufficient collateral to secure the letters of credit, bank guarantees, and performance bonds, our ability to enter into new contracts could be materially limited.

        Providing security to obtain letters of credit, bank guarantees and performance bonds increases our working capital needs and limits our ability to provide bonds, guarantees, and letters of credit, and to repatriate funds or pay dividends. We may not be able to continue obtaining new letters of credit, bank guarantees, and performance bonds on either a secured or an unsecured basis in sufficient quantities to match our business requirements. If our financial condition further deteriorates, we may also be required to provide cash collateral or other security to maintain existing letters of credit, bank guarantees and performance bonds. If this occurs, our ability to perform under existing contracts may be adversely affected.

Our current and future lump-sum or fixed-price contracts and other shared risk contracts may result in significant losses if costs are greater than anticipated.

        Many of our contracts are lump-sum contracts and other shared-risk contracts that are inherently risky because we agree to the selling price of the project at the time we enter the contracts. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. In 2004, 2003 and 2002, we recorded charges of $42.2 million, $30.8 million and $216.7 million, respectively, relating to underestimated costs on lump-sum contracts.

        We assume the project's technical risk, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. We also assume the risks related to revenue, cost and gross profit realized on such contracts which can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

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  unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;

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  changes in the costs of components, materials or labor;

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  difficulties in obtaining required governmental permits or approvals;

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  changes in local laws and regulations;

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  changes in local labor conditions;

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  project modifications creating unanticipated costs;

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  delays caused by local weather conditions; and

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  our suppliers' or subcontractors' failure to perform.

        These risks are exacerbated as most projects are long-term which result in increased risk that the circumstances upon which we based our original bid will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Long-term, fixed-price projects often make us subject to penalties if portions of the project are not completed in accordance with agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a lump-sum basis. These losses may be material and could negatively impact our business, financial condition and results of operations.

        We also perform government contracts containing fixed labor rates that are subject to audit by governmental agencies. These audits can occur several years after completion of the project and could result in claims for reimbursement from us. These reimbursement amounts could be materially different than estimated which could have a negative impact on our results of operations and cash flows.

We may be unable to successfully implement our performance improvement plan, which could negatively impact our results of operations.

        In order to mitigate future charges due to underestimated costs on lump-sum contracts and to otherwise reduce operating costs, we implemented a series of management performance enhancements. This initiative may not be successful, we may record significant charges and operating costs may increase in the future.

We plan to expand the operations of our Engineering and Construction Group, which could negatively impact the Group's performance and bonding capacity.

        We plan to expand the operations of our Engineering and Construction Group, which may increase the size and number of lump-sum turnkey contracts, sometimes in countries where we have limited previous experience. We may bid for and enter into such contracts through partnerships or joint ventures with third parties that have greater bonding capacity than we do. This would increase our ability to bid for the contracts. Entering into these partnerships or joint ventures will expose us to credit and performance risks of those third-party partners, which could have a negative impact on our business, and our results of operations if these parties fail to perform under the arrangements.

We have high working capital requirements and will be required to repay some of our indebtedness in the near term and we may have difficulty obtaining financing which would have a negative impact on our financial condition.

        Our business requires a significant amount of working capital and our U.S. operations, including the corporate center, are expected to continue to be cash flow negative in the near future. In some cases, significant amounts of working capital are required to finance the purchase of materials and performance of engineering, construction and other work on projects before payment is received from customers. In some cases, we are contractually obligated to our customers to fund working capital on our projects. Moreover, we may need to incur additional indebtedness in the future to satisfy our working capital needs. In addition, the $11.4 million of 2005 Notes will need to be repaid or refinanced on or prior to November 2005. As a result, we are subject to risks associated with debt financing, including increased interest expense, insufficient cash flow to meet our required debt payments, inability to meet our credit facility covenants and inability to refinance or repay our debt as it becomes due.

        Our working capital requirements may increase if we are required to give our customers more favorable payment terms under contracts in order to compete successfully for certain projects. These terms may include reduced advance payments from customers and payment schedules from customers that are less favorable to us. In addition, our working capital requirements have increased in recent years because we have had to advance funds to complete projects under lump-sum contracts and have been involved in lengthy arbitration or litigation proceedings to recover these amounts from our customers. All of these factors may result, or have resulted, in increases in the amount of contracts in process and receivables and short-term borrowings. Continued increases in working capital requirements would have a material adverse effect on our financial condition and results of operations.

Projects included in our backlog may be delayed or cancelled which could materially harm our cash flow, revenues and earnings.

        The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts, contracts awarded but not finalized and legally binding letters of intent which we have determined are likely to be performed. Backlog projects represent only business that is considered firm, although cancellations or scope adjustments may occur. Most contracts require our clients to pay for work performed to the point of contract cancellation. Due to changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Any delay, cancellation or payment default could materially harm our cash flow, revenues and/or earnings.

        Backlog as of April 1, 2005 declined 7% as compared to year-end 2004. This decline is primarily attributable to operating revenues exceeding new orders during the first quarter of 2005. Backlog may continue to decline.

The cost of our current and future asbestos claims in the United States could be substantially higher than we have estimated, which could materially adversely affect our financial condition.

        Some of our subsidiaries are named as defendants in numerous lawsuits and out-of-court administrative claims pending in the United States in which the plaintiffs claim damages for bodily injury or death arising from exposure to asbestos in connection with work performed or heat exchange devices assembled, installed and/or sold by our subsidiaries. We expect these subsidiaries to be named as defendants in similar suits and claims brought in the future. For purposes of our financial statements, we have estimated the indemnity payments and defense costs to be incurred in resolving pending and forecasted domestic claims through year-end 2019. Although we believe our estimates are reasonable, the actual number of future claims brought against us and the cost of resolving these claims could be substantially higher than our estimates. Some of the factors that may result in the costs of these claims being higher than our current estimates include:

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  the rate at which new claims are filed;

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  the number of new claimants;

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  changes in the mix of diseases alleged to be suffered by the claimants, such as type of cancer, asbestosis or other illness;

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  increases in legal fees or other defense costs associated with these claims;

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  increases in indemnity payments as a result of more expensive medical treatments for asbestos- related diseases;

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  bankruptcies of other asbestos defendants, causing a reduction in the number of available solvent defendants and thereby increasing the number of claims and the size of demands against our subsidiaries;

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  adverse jury verdicts requiring us to pay damages in amounts greater than we expect to pay in settlement;

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  changes in legislative or judicial standards which make successful defense of claims against our subsidiaries more difficult; or

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  enactment of legislation requiring us to contribute amounts to a national settlement trust in excess of our expected net liability, after insurance, in the tort system.

        The total liability recorded on our balance sheet is based on estimated indemnity payments and defense costs expected to be incurred through year-end 2019. We believe that it is likely that there will be new claims filed after 2019, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity payments and defense costs which might be incurred after 2019. Our forecast contemplates that new claims requiring indemnity will decline from year to year. Failure of future claims to decline as we expect will result in our aggregate liability for asbestos claims being higher than estimated.

        Our forecast is based on a regression model, which employs the statistical analysis of our historical claims data to generate a trend line for future claims and in part on an analysis of future disease incidence. Although we believe this forecast method is reasonable, other forecast methods that attempt to estimate the population of living persons who could claim they were exposed to asbestos at worksites where our subsidiaries performed work or sold equipment, could also be used and might project higher numbers of future claims than our forecast.

        All of these factors could cause the actual claims, indemnity payments and defense costs to exceed our estimates. We periodically update our forecasts to take into consideration recent claims experience and other developments, such as legislation, that may affect our estimates of future asbestos-related costs. The announcement of increases to asbestos reserves as a result of revised forecasts, adverse jury verdicts or other negative developments involving asbestos litigation may cause the value or trading prices of our securities to decrease significantly. These negative developments could also cause us to default under covenants in our indebtedness or cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

The number of asbestos-related claims received by our subsidiaries in the United Kingdom has increased in 2004. These claims are covered by insurance policies and proceeds from the policies are paid directly to the plaintiffs. The timing and amount of asbestos claims, which may be made in the future, the financial solvency of the insurers, and the amount, which may be paid to resolve the claims, are uncertain. The insurance carriers' failure to make payments due under the policies could have a material adverse effect on our financial condition.

        Some of our subsidiaries in the U.K. have received claims alleging personal injury arising from exposure to asbestos in connection with work performed and heat exchange devices assembled, installed and/or sold by our subsidiaries. The total number of claims received to date in the U.K. is 622 of which 292 remain open at April 1, 2005. We expect these subsidiaries to be named as defendants in similar suits and claims brought in the future. We have recorded an estimated liability to resolve pending and future forecasted claims through year-end 2019 of $43.6 million as of April 1, 2005 and a corresponding asset for probable insurance recoveries in the same amount. To date, insurance policies have provided coverage for substantially all of the costs incurred in connection with resolving asbestos claims in the U.K. Our ability to continue to recover under these insurance policies is dependant upon, among other things, the timing and amount of asbestos claims, which may be made in the future, the financial solvency of our insurers, and the amount which may be paid to resolve the claims. These factors could materially limit insurance recoveries, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The amount and timing of insurance recoveries of our asbestos-related costs in the United States is uncertain. The failure to obtain insurance recoveries would cause a material adverse effect on our financial condition.

        We believe that a significant portion of our subsidiaries' liability and defense costs for asbestos claims will be covered by insurance. Our balance sheet as of April 1, 2005, includes as an asset an aggregate of $363.1 million in probable insurance recoveries relating to a liability for pending and expected future asbestos claims through year-end 2019. Under an interim funding agreement in place with a number of our insurers from 1993 through June 12, 2001 covering certain of our subsidiaries, insurers paid a substantial portion of our costs incurred prior to 2002, and a portion of the costs incurred in connection with resolving asbestos claims during 2002 and 2003. The interim funding agreement was terminated in 2003. On February 13, 2001, litigation was commenced against certain of our subsidiaries by certain insurers that were parties to the interim funding agreement seeking to recover from other insurers amounts previously paid by them under the interim funding agreement and to adjudicate their rights and responsibilities under our subsidiaries' insurance policies. As a result of the termination of the interim funding agreement, we have had to cover a substantial portion of our settlement payments and defense costs out of our working capital.

        After the termination of the interim funding agreement, our subsidiaries entered into several settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. We intend to negotiate additional settlements in order to minimize the amount of future costs that we would be required to fund out of our working capital. If we cannot achieve settlements in amounts necessary to cover our future costs, we will continue to fund a portion of future costs out of pocket, which will reduce our cash flow and our working capital and will adversely affect our liquidity.

        Although we continue to believe that our insurers eventually will reimburse our subsidiaries for a significant portion of their prior and future asbestos-related liability and defense costs, their ability ultimately to recover a substantial portion of asbestos-related costs from insurance is dependent on successful resolution of outstanding coverage issues related to their insurance policies. These issues include:

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  disputes regarding allocations of liabilities among our subsidiaries and the insurers;

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  the effect of deductibles and policy limits on available insurance coverage; and

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  the characterization of asbestos claims brought against our subsidiaries as product related or non-product related.

        An adverse outcome in the insurance litigation on these coverage issues could materially limit our insurance recoveries. In this regard, on January 10, 2005, a New York state trial court entered an order finding that New York, rather than New Jersey, law applies in the litigation described above regarding the allocation of liability for asbestos-related personal injury claims among the Foster Wheeler entities and their various insurers. Since the inception of this litigation, we have calculated estimated insurance recoveries applying New Jersey law. However, the application of New York, rather than New Jersey, law would result in our subsidiaries realizing lower insurance recoveries. Thus, as a result of this decision, we recorded a charge to earnings in the fourth quarter of 2004 of $75.8 million and reduced the year-end carrying value of our probable insurance recoveries by a similar amount. Unless this decision is reversed on appeal, we expect that we will be required to fund a portion of our asbestos liabilities from our own cash beginning in 2010. The amount and timing of these funding requirements will be dependent upon, among other things, litigated or negotiated resolution of the various disputes with the insurers with whom we have not yet settled. On February 16, 2005, our subsidiaries filed separate motions seeking (1) the re-argument of this decision and (2) an appeal of this decision to a higher court. There can be no assurances as to the timing or the outcome of these motions.

        In addition, even if these coverage issues are resolved in a manner favorable to us, we may not be able to collect all of the amounts due under our insurance policies. Our recoveries will be limited by insolvencies among our insurers. We are aware of at least two of our significant insurers, which are currently insolvent. Other insurers may become insolvent in the future and our insurers may also fail to reimburse amounts owed to us on a timely basis. If we do not receive timely payment from our insurers, we may be unable to make required payments under settlement agreements with asbestos plaintiffs or to fund amounts required to be posted with the court in order to appeal trial judgments. If we are unable to file such appeals, our subsidiaries may be ordered to pay large damage awards arising from adverse jury verdicts, and such awards may exceed their available cash. Any failure to realize expected insurance recoveries, and any delays in receiving from our insurers amounts owed to our subsidiaries, will reduce our cash flow and adversely affect our liquidity and could have a material adverse effect on our financial condition.

Proposed national asbestos trust fund legislation could require us to pay amounts in excess of current estimates of our net asbestos liability, which would adversely affect our liquidity and financial condition.

        Although no specific federal legislation has been formally passed in the United States Congress, a possibility exists that a bill entitled Fairness in Asbestos Injury Resolution Act of 2005 currently being discussed by members of Congress may be enacted. Because we have been named as a defendant in a significant number of asbestos-related bodily injury claims we would be a "defendant participant" in a proposed national trust fund should such enabling legislation become law. As a result of this proposed legislation, all current and future asbestos claims will be removed from the tort system and claimants' exclusive remedy will be payment from a national trust fund. We, as a defendant participant in the fund, would be required to make annual contributions to this fund for a period of up to 30 years. While the exact amount that we may be required to pay over this period of time is unknown, we expect that it will materially exceed costs that we would incur, net of insurance, to defend and resolve claims in the tort system. This proposed legislation, should it become law in its present form, would adversely impact our domestic liquidity and our results of operations for a thirty-year period.

Failure by us to recover adequately on claims made against project owners could have a material adverse effect upon our financial condition, results of operations and cash flows.

        Project claims are claims brought by us against project owners for additional costs exceeding the contract price or amounts not included in the original contract price. These claims typically arise from changes in the initial scope of work or from owner-caused delays. These claims are often subject to lengthy arbitration or litigation proceedings. The costs associated with these changes or owner-caused delays include additional direct costs, such as labor and material costs associated with the performance of the additional work, as well as indirect costs that may arise due to delays in the completion of the project, such as increased labor costs resulting from changes in labor markets. We have used significant additional working capital in projects with cost overruns pending the resolution of the relevant project claims. Project claims may continue in the future.

        We also face a number of counterclaims brought against us by certain project owners in connection with several of the project claims described above. If we were found liable for any of these counterclaims, we would have to incur write-downs and charges against earnings to the extent a reserve is not established. Failure to recover amounts under these claims and charges related to counterclaims could have a material adverse impact on our liquidity and financial condition.

Because operations are concentrated in four particular industries, we may be adversely impacted by economic or other developments in these industries.

        We derive a significant amount of revenues from services provided to corporations that are concentrated in four industries: power, oil and gas, chemical/petrochemical and pharmaceuticals. Unfavorable economic or other developments in one or more of these industries could adversely affect our clients and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our failure to successfully manage geographically-diverse operations could impair our ability to react quickly to changing business and market conditions and comply with industry standards and procedures.

        We operate in more than 55 countries around the world, with approximately 5,400, or 81%, of our employees located outside of the United States. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. Failure to successfully manage geographically-diverse operations could impair our ability to react quickly to changing business and market conditions and comply with industry standards and procedures.

We may lose business to competitors who have greater financial resources.

        We are engaged in highly competitive businesses in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. We compete with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. Some competitors have greater financial and other resources than we do and may have significantly more favorable leverage ratios. Because financial strength is a factor in deciding whether to grant a contract, our competitors' more favorable leverage ratios give them a competitive advantage and could prevent us from obtaining contracts for which we have bid.

A failure by us to attract and retain qualified personnel, joint venture partners, advisors and subcontractors could have an adverse effect on our business.

        Our ability to attract and retain qualified engineers and other professional personnel, as well as joint-venture partners, advisors and subcontractors, will be an important factor in determining our future success. The market for these professionals, joint-venture partners, advisors and subcontractors is competitive, and we may not be successful in efforts to attract and retain these professionals, joint-venture partners, advisors and subcontractors. In addition, success depends in part on our ability to attract and retain skilled laborers. Failure to attract or retain these workers could have a material adverse effect on our business and results of operations.

We are subject to various environmental laws and regulations in the countries in which we operate. If we fail to comply with these laws and regulations, we may have to incur significant costs and penalties that could adversely affect our liquidity or financial condition.

        Our operations are subject to U.S., European and other laws and regulations governing the generation, management, and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination, or otherwise relating to environmental protection. These laws include U.S. federal statutes, such as the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Clean Water Act, the Clean Air Act and similar state and local laws, and European laws and regulations including those promulgated under the Integrated Pollution Prevention and Control Directive issued by the European Union in 1996, and the 1991 directive dealing with waste and hazardous waste and laws and regulations similar to those in other countries in which we operate. Both our E&C Group and Global Power Group make use of and produce as wastes or byproducts substances that are considered to be hazardous under the laws and regulations referred to above. We may be subject to liabilities for environmental contamination as an owner or operator of a facility or as a generator of hazardous substances without regard to negligence or fault, and we are subject to additional liabilities if we do not comply with applicable laws regulating such hazardous substances, and, in either case, such liabilities can be substantial.

        We may be subject to significant costs, fines and penalties and/or compliance orders if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws, including CERCLA, provide for joint and several strict liabilities for remediation of releases of hazardous substances, which could result in a liability for environmental damage without regard to negligence or fault. These laws and regulations and common laws principles could expose us to liability arising out of the conduct of current and past operations or conditions, including those associated with formerly owned or operated properties caused by us or others, or for acts by us or others which were in compliance with all applicable laws at the time the acts were performed. In some cases, we have assumed contractual indemnification obligations for environmental liabilities associated with some formerly owned properties. Additionally, we may be subject to claims alleging personal injury, property damage or natural resource damages as a result of alleged exposure to or contamination by hazardous substances. The ongoing costs of complying with existing environmental laws and regulations can be substantial. Changes in the environmental laws and regulations, remediation obligations, enforcement actions or claims for damages to persons, property, natural resources or the environment, could result in material costs and liabilities.

We rely on our information systems in our operations. Failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

        The efficient operation of our business is dependent on computer hardware and software systems. We rely on our information systems to communicate and store customer and project information, to track new bookings and inventory, to procure materials and equipment for projects, to perform computerized design and engineering drawings, to perform project scheduling and cost tracking, to maintain Internet and extranet web sites, to maintain our proprietary research and development data and to effectively manage accounting and financial functions.

        Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not always be adequate to properly prevent security breaches. Moreover, advances in computing capabilities or other developments may result in a compromise or breach of the technology used by us to protect our systems.

        In February 2005, we experienced a security breach in our computer systems that service our North America operations. We are currently conducting an investigation into the breach, which investigation extends to, among other things, the extent and impact of the breach. At present, the preliminary findings of the investigation indicate that about ten percent of our North American servers were accessed and that information, including, but not limited to, proposal files, drawing files, financial information and business plans, was copied. Although, it does not appear that our primary financial information system was accessed, or that the integrity of our financial information was compromised, we cannot ensure that this is the case. Upon identifying the unauthorized access, security measures were immediately taken to "lock out" the intruder and no further breaches have been identified. We have retained a third-party consultant to assist in the investigation and to assess and provide recommendations concerning our security technology and this investigation is ongoing.

        This breach, as well as any future compromises of our security systems, could expose us to a risk of loss or litigation and possible liability, which could substantially harm our business and results of operations. Further, anyone who is able to circumvent our security measures could misappropriate proprietary or confidential information, as we believe occurred in the February 2005 breach, which could adversely affect our ability to effectively compete for new business or could cause interruptions in our operations. Because of the nature and magnitude of our projects, we may be the target of cyber terrorists or be the subject of industrial espionage. Although we maintain property and liability insurance, the insurance may not cover potential losses and/or claims of this type or may not be adequate to cover all related costs or liability that may be incurred.

        In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Our information systems are vulnerable to damage or interruption from:

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  earthquake, fire, flood and other natural disasters;

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  terrorist attacks;

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  computer virus attacks;

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  operator negligence;

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  power loss; and

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  computer systems, Internet, or data network failure.

        Any significant interruption or failure of our information systems or any significant breach of security, including the one that occurred in February 2005, could adversely affect our business and results of operations.

We may lose market share to our competitors and be unable to operate our business profitably if our patents and other intellectual property rights do not adequately protect our proprietary products.

        Our success depends significantly on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. We rely on patent protection, as well as a combination of trade secret, unfair competition and similar laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around the patents. We also rely on unpatented proprietary technology. We cannot provide assurance that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop such trade secrets or other proprietary information.

        Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and business.

        We also hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing and selling these products, which could harm our business.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

        Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

  •
  The board of directors to be divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause, by the affirmative vote of the holders of two-thirds of the issued shares generally entitled to vote. The board of directors does not have the power to remove directors. Vacancies on the board of directors may only be filled by the remaining directors. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

  •
  Any amendment to the bye-law limiting the removal of directors to be approved by the board of directors and the affirmative vote of the holders of three-quarters of the issued shares entitled to vote at general meetings.

  •
  The board of directors to consist of not less than three nor more than 20 persons, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

  •
  Restrictions on the time period in which directors may be nominated. A shareholder notice to nominate an individual for election as a director must be received not less than 120 calendar days in advance of Foster Wheeler Ltd.'s proxy statement released to shareholders in connection with the previous year's annual meeting.

  •
  Restrictions on the time period in which shareholder proposals may be submitted. To be timely for inclusion in Foster Wheeler Ltd.'s proxy statement, a shareholder's notice for a shareholder proposal must be received not less than 120 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year's annual general meeting. To be timely for consideration at the annual meeting of shareholders, a shareholder's notice must be received no less than 45 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year's annual meeting.

  •
  The board of directors to determine the powers, preferences and rights of preference shares and to issue the preference shares without shareholder approval. The board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

  •
  A general prohibition on "business combinations" between Foster Wheeler Ltd. and an "interested member." Specifically, "business combinations" between an interested member and Foster Wheeler Ltd. are prohibited for a period of five years after the time the interested member acquires 20% or more of the outstanding voting shares, unless the business combination or the transaction resulting in the person becoming an interested member is approved by the board of directors prior to the date the interested member acquires 20% or more of the outstanding voting shares.

    "Business combinations" is defined broadly to include amalgamations or consolidations with Foster Wheeler Ltd. or its subsidiaries, sales or other dispositions of assets having an aggregate value of 10% or more of the aggregate market value of the consolidated assets, aggregate market value of all outstanding shares, consolidated earning power or consolidated net income of Foster Wheeler Ltd., adoption of a plan or proposal for liquidation and most transactions that would increase the interested member's proportionate share ownership in Foster Wheeler Ltd.

    "Interested member" is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 20% or more of the issued voting shares of Foster Wheeler Ltd.

  •
  Any matter submitted to the shareholders at a meeting called on the requisition of shareholders holding not less than one-tenth of the paid-up voting shares of Foster Wheeler Ltd. to be approved by the affirmative vote of all of the shares eligible to vote at such meeting.

        These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

FORWARD LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward looking statements that are based on management's assumptions, expectations and projections about us and the various industries within which we operate. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward looking statements by their nature involve a degree of risk and uncertainty. We caution you that a variety of factors, including but not limited to the factors described above under the heading "Risk Factors" and the following, could cause our business conditions and results to differ materially from what is contained in forward looking statements:

  •
  changes in the rate of economic growth in the United States and other major international economies;

  •
  changes in investment by the power, oil & gas, pharmaceutical, chemical/petrochemical and environmental industries;

  •
  changes in the financial condition of our customers;

  •
  changes in regulatory environment;

  •
  changes in project design or schedules;

  •
  contract cancellations;

  •
  changes in estimates made by us of costs to complete projects;

  •
  changes in trade, monetary and fiscal policies worldwide;

  •
  currency fluctuations;

  •
  war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided;

  •
  outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure;

  •
  protection and validity of patents and other intellectual property rights;

  •
  increasing competition by foreign and domestic companies;

  •
  compliance with debt covenants;

  •
  monetization of certain power systems facilities;

  •
  implementation of our restructuring plan;

  •
  recoverability of claims against customers and others; and

  •
  changes in estimates used in its critical accounting policies.

        Other factors and assumptions not identified above were also involved in the formation of these forward looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward looking statements that may be made by us.

        We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures Foster Wheeler Ltd. makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated income statement is based on assumptions that we believe are reasonable under the circumstances and are intended for informational purposes only. It is not necessarily indicative of our future results of operations or results of operations that would have actually occurred had the events described above taken place as of the date or for the period presented.

        You should read this information together with the consolidated financial statements, including the notes contained in the consolidated financial statements, for us and our subsidiaries, which are incorporated by reference in this prospectus.

        The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2004 gives effect to the events discussed below as if each had occurred on December 27, 2003, the first day of our 2004 fiscal year, reflecting:

  •
  the issuance of $120 million in aggregate principal amount of new privately placed senior secured notes, which bear interest at 10.359% and mature September 15, 2011, which we refer to as the upsize notes, the proceeds of which were used to repay amounts outstanding under the senior secured credit agreement and the subsequent exchange of all of the upsize notes for registered notes having the same terms;

  •
  the exchange of 94.3% of the aggregate principal amount of 2005 notes in the equity-for-debt exchange offer;

  •
  the exchange of 99.2% of the aggregate principal amount, outstanding as of June 25, 2004, of 2009 Series C Robbins bonds in the equity-for-debt exchange offer;

  •
  the exchange of 99.1% of the accreted principal amount, outstanding as of June 25, 2004, of Series D Robbins bonds in the equity-for-debt exchange offer;

  •
  the exchange of 73.4% of the aggregate principal amount, outstanding as of June 25, 2004, of 2024 Series C Robbins bonds in the equity-for-debt exchange offer;

  •
  the exchange of 98.5% of the aggregate principal amount of convertible notes in the equity-for-debt exchange offer;

  •
  the exchange of 59.3% of the aggregate liquidation amount of trust securities in the equity-for-debt exchange offer;

  •
  the approval by the shareholders of Foster Wheeler of the following capital alterations: (1) a reduction in the par value of common and preferred share capital from $1.00 to $0.01 per share, (2) an increase in the number of authorized common shares, and (3) a consolidation of the authorized common share capital at a ratio of one-for-twenty, followed by a reduction in the par value of the common shares from $0.20 to $0.01 per share;

  •
  the conversion of all preferred shares into common shares for purposes of the earnings per share calculations;

  •
  the issuance to members of Foster Wheeler's senior management and board of directors of 1,901,810 common shares and share units of Foster Wheeler Ltd., subject to certain restrictions under a restricted stock plan; and

  •
  the award to members of Foster Wheeler's board of directors of options to purchase 26,866 common shares of Foster Wheeler Ltd.

        The issuance of restricted common shares and restricted share units to members of senior management was made on October 6, 2004, while the restricted share units and options issued to the board of directors was approved by shareholders on November 29, 2004. The consolidated balance sheet as of December 31, 2004, as reported in our annual report on Form 10-K/A and incorporated by reference in this prospectus, and the condensed consolidated balance sheet as of April 1, 2005 and the condensed consolidated income statement for the three months ended April 1, 2005, as reported in our quarterly report on Form 10-Q and incorporated by reference in this prospectus, reflect the results of the equity-for-debt exchange offer and the upsize notes offering as consummated on September 24, 2004 (including the results of the subsequent offering period, which expired on October 20, 2004).

        The following discusses the accounting treatment for the exchange of the trust securities, the convertible notes, the Robbins bonds and the 2005 notes.

2005 notes

        The 2005 notes were exchanged for new registered senior secured notes, which bear interest at 10.359% and mature September 15, 2011, which we refer to as the rollover notes, common shares and preferred shares. The exchange was accounted for as an extinguishment of debt in accordance with Emerging Issues Task Force Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments."

        The difference between the carrying value of the 2005 notes and the aggregate market value of the rollover notes, the common shares and the preferred shares issued in the equity-for-debt exchange offer was accounted for as a loss. The 2005 notes tendered in the equity-for-debt exchange offer were removed from our consolidated balance sheet, while the newly issued rollover notes were recorded on our consolidated balance sheet. Fees and expenses paid or payable to our outside counsel and financial advisors in connection with the equity-for-debt exchange offer were capitalized and will be amortized over the life of the rollover notes using the interest method.

Robbins bonds

        The exchange of the Robbins bonds for common shares and preferred shares was accounted for as a debt extinguishment. The Robbins bonds exchanged in the equity-for-debt exchange offer were removed from our consolidated balance sheet. We recorded a loss on the exchange of the Robbins bonds equal to the difference between the carrying value of the Robbins bonds exchanged and the fair market value when issued of the common shares and preferred shares, net of direct costs associated with the exchange of the Robbins bonds.

Convertible notes

        The exchange of the convertible notes for common shares and preferred shares was accounted for in accordance with SFAS No. 84, "Induced Conversions of Convertible Debt, an Amendment of Accounting Principles Board Opinion No. 26," under which we recognized an expense equal to the fair market value of the common shares and preferred shares issued in the equity-for-debt exchange offer less the fair market value of common shares issuable pursuant to the original conversion terms of the convertible notes. The convertible notes exchanged in the equity-for-debt exchange offer were removed from our consolidated balance sheet. We charged the unamortized debt issuance costs to paid-in capital and expensed the direct costs associated with the exchange of the convertible notes.

Trust securities

        The exchange of trust securities for common shares, preferred shares and warrants to purchase preferred shares was accounted for as a debt extinguishment. The trust securities exchanged in the equity-for-debt exchange offer were removed from our consolidated balance sheet. We recorded a gain on the exchange of these trust securities equal to the difference between the carrying value of the trust securities exchanged, including any accrued and unpaid dividends forgiven, and the fair market value when issued of the common shares, preferred shares and warrants to purchase preferred shares issued in the exchange, net of unamortized underlying trust securities issuance costs and direct costs associated with the exchange of the trust securities.

Impact of Issuing Warrants on Earnings/(Loss) per Share

        Warrants to purchase preferred shares were issued both to holders of the trust securities who tendered their shares in connection with the equity-for-debt exchange offer and to currently existing shareholders. On November 29, 2004, these warrants became exercisable for common shares rather than preferred shares and are now accounted for using the treasury stock method.

Impact of Issuing Warrants to Existing Shareholders

        The fair value of the warrants issued to existing shareholders represents a dividend for accounting purposes, however, since Foster Wheeler Ltd. has an accumulated deficit, the fair value of the dividend decreases paid-in capital related to common shares and increases paid-in capital related to the warrants. These amounts are grouped into one account for financial statement purposes. The issuance of the warrants does not constitute a dividend, nor does it constitute a reduction of share capital, for the purposes of Bermuda law. Under the terms of the warrant agreement, the warrant exercise price and the number of shares for which each warrant can be exercised are adjusted should a non-cash dividend be distributed. This may represent a beneficial conversion feature which would be measured at the time should a non-cash dividend be declared. If it does exist, the amount of the beneficial conversion feature would negatively impact earnings per share available to common shareholders.

Unaudited Pro Forma Condensed Consolidated Income Statement

(in thousands of dollars, except per share amounts and share data)

	For the Year Ended December 31, 2004	Pro Forma Adjustment for the Senior Secured Credit Agreement, Restricted Stock Plan and Options Granted to Management(2)		Pro Forma Adjustment for 2005 Notes(3)	Pro Forma Adjustment for Robbins Bonds (4)	Pro Forma Adjustment for Convertible Notes(5)	Pro Forma Adjustment for Trust Securities(6)	Pro Forma for the Year Ended December 31, 2004
Operating revenues	$2,661,324	$—		$—	$—	$—	$—	$2,661,324
Cost of operating revenues	(2,381,969)	—		—	—	—	—	(2,381,969)

Contract profit	279,355	—		—	—	—	—	279,355
Selling, general and administrative expenses	(228,962)	(6,794	)(7)	—	—	—	—	(235,756)
Other income	88,383	—		—	—	—	—	88,383
Other deductions	(96,372)	—		—	—	—	—	(96,372)
Interest expense	(94,622)	5,811		(1,535)	4,929	10,826	8,744	(65,847)
Minority interest	(4,900)	—		—	—	—	—	(4,900)
Loss on equity-for-debt exchange	(175,054)	10,662		15,324	10,080	205,340	(66,352)	—

Loss before income taxes (1)	(232,172)	9,679		13,789	15,009	216,166	(57,608)	(35,137)
Provision for income taxes	(53,122)	—		—	—	—	—	(53,122)

Net loss	$(285,294)	$9,679		$13,789	$15,009	$216,166	$(57,608)	$(88,259)

Loss per share—basic and diluted:	$(57.84)							$(2.00)

Shares outstanding:
Basic: weighted-average number of shares outstanding	4,932,370							44,111,534 (8)
Diluted: effect of dilutive securities	—							—

Total diluted	4,932,370							44,111,534

Notes to unaudited pro forma condensed consolidated income sheet:

(1)
The unaudited pro forma condensed consolidated income statement has been prepared to reflect the issuance of $120,000 in aggregate principal amount of upsize notes, the proceeds of which were used to repay amounts outstanding under the senior secured credit agreement and the subsequent exchange of all of the upsize notes for registered notes; the exchange of 94.3% of the 2005 notes for rollover notes, common shares and preferred shares; the exchange of 99.2% of the 2009 Series C Robbins bonds for common shares and preferred shares; the exchange of 99.1% of the Series D Robbins bonds for common shares and preferred shares; the exchange of 73.4% of the 2024 Series C Robbins bonds for common shares and preferred shares; the exchange of 98.5% of the convertible notes for common shares and preferred shares; and the exchange of 59.3% of the trust securities for common shares, preferred shares and warrants, as if such issuance and exchange had occurred on December 27, 2003. The pro forma condensed consolidated income statement does not reflect (a) the loss of $(10,622) on the issuance of the upsize notes, (b) the loss of $(15,324) on the exchange of rollover notes, common shares and preferred shares for the 2005 notes, (c) the loss of $(10,080) on exchange of common shares and preferred shares for the Robbins bonds, (d) the gain of $66,352 on exchange of common shares, preferred shares and warrants for the trust securities or (e) the loss of $(205,340) on the conversion of the convertible notes.

(2)
Assumes that the debt outstanding under our senior secured credit agreement is repaid using the proceeds of the issuance of $120,000 of upsize notes and the elimination of the corresponding percentage of interest expense, issuance costs amortization and bank fees amortization, and additional interest and premium amortization are incurred on the upsize notes:

Interest on senior secured credit agreement	$7,092
Net impact of amortization of issuance expense	2,448
Amortization of bank fees	5,553
Interest and premium amortization on upsize notes	(9,282)

Net impact on interest expense	$5,811

We had the option to add certain specified wholly owned subsidiaries as guarantors by December 31, 2004, to avoid a 1% increase in the interest rate. We added all but one of the additional guarantors by December 31, 2004 with the final guarantor being added in January 2005.

(3)
Includes the exchange of 94.3% of the aggregate principal amount of the 2005 notes for rollover notes, the elimination of the corresponding percentage of interest and original issuance costs amortizations, and additional interest and premium amortization are incurred on the rollover notes:

Interest on 2005 notes	$9,351
Net impact of amortization of issuance expense	57
Interest and premium amortization on rollover notes	(10,943)

Net impact on interest expense	$(1,535)

We had the option to add certain specified wholly owned subsidiaries as guarantors by December 31, 2004, to avoid a 1% increase in the interest rate. We added all but one of the additional guarantors by December 31, 2004 with the final guarantor being added in January 2005.

(4)
Includes the exchange of 99.2% of the aggregate principal amount of 2009 Series C Robbins bonds, 99.1% of the aggregate accreted principal amount of Series D Robbins bonds, and 73.4% of the aggregate principal amount of 2024 Series C Robbins bonds for common shares and preferred shares and the elimination of the corresponding percentage of interest expense.

(5)
Includes the exchange of 98.5% of the aggregate principal amount of the convertible notes for common shares and preferred shares, and the elimination of the corresponding percentage of interest expense and issuance costs amortization.

(6)
Includes the exchange of 59.3% of the aggregate liquidation amount of the trust securities for common shares, preferred shares and warrants, and the elimination of the corresponding percentage of interest expense and issuance costs amortization.

(7)
Reflects the award of 1,901,810 common shares of Foster Wheeler Ltd. to members of Foster Wheeler's senior management and board of directors, subject to certain restrictions, under a restricted stock plan, which we adopted in conjunction with the closing of the equity-for-debt exchange offer. Grants under the restricted stock plan will be expensed over an approximate 27-month vesting period. Also, reflects the issuance of options to purchase 26,866 common shares to members of the board of directors under a stock option plan adopted in conjunction with the closing of the exchange offer. The options vest over a 13-month period.

(8)
Reflects the issuance of common shares and preferred shares in exchange for the debt and trust securities tendered in the exchange offer. Assumes that the common and preferred shares were issued on December 27, 2003, the first day of our 2004 fiscal year, and that all preferred shares were immediately converted into common shares at such time. The following table summarizes the share activity.

Common shares outstanding prior to exchange offer	2,038,578
Common shares issued as part of exchange offer	3,062,573
Preferred shares issued as part of exchange offer and immediately converted into common shares	38,996,341
Other common shares	14,042

Shares assumed outstanding as of December 27, 2003	44,111,534

        The actual weighted-average number of shares outstanding for the year ended December 31, 2004 already reflects an approximate 3-month portion of the shares issued in connection with the exchange offer for the period commencing September 24, 2004 through December 31, 2004.

SELECTED FINANCIAL DATA

        The following selected balance sheet data as of December 31, 2004 and December 26, 2003 and selected statement of operations data for each of our three fiscal years in the period ended December 31, 2004 have been derived from our audited consolidated financial statements included in our 2004 annual report on Form 10-K/A, which has been incorporated by reference in this prospectus. The selected balance sheet data as of March 26, 2004 has been derived from our unaudited condensed consolidated financial statements, included in our quarterly report on Form 10-Q/A for the quarter ended March 26, 2004, not incorporated by reference in this prospectus. The selected balance sheet data as of April 1, 2005 and the selected statement of operations data for the three months ended April 1, 2005 and March 26, 2004 have been derived from our unaudited condensed consolidated financial statements, included in our quarterly report on Form 10-Q, which has been incorporated by reference in this prospectus and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for those periods. Our results for the three months ended April 1, 2005 may not be indicative of results that may be expected for the full year. The selected balance sheet data for 2002, 2001 and 2000, and the selected statement of operations data for the years ended 2001 and 2000, have been derived from Item 6 of our annual report on Form 10-K/A for the year ended December 31, 2004, which has been incorporated by reference in this prospectus. Our operating data for each period displayed is derived from our books and records. You should read this information together with the consolidated financial statements, including the notes contained in the consolidated financial statements, of us and our subsidiaries, which are incorporated by reference in this prospectus.

										Three Months Ended
	Fiscal Year
										April 1, 2005		March 26, 2004
	2004		2003		2002		2001		2000
	(Restated**)
	(in thousands of dollars, except share data and per share amounts)
Statement of Operations Data:
Operating revenues	$2,661,300		$3,723,800		$3,519,200		$3,315,300		$3,891,400	$523,100		$666,400
(Loss)/income before income taxes	(232,200	)(1)	(109,700	)(2)	(360,000	)(3)	(213,000	)(4)	52,200	9,200	(5)	9,100 (6)
Provision for income taxes	(53,100)		(47,400)		(14,700)		(123,400	)(7)	(15,200)	(8,000)		(13,400)
(Loss)/income prior to cumulative effect of a change in accounting principle	(285,300)		(157,100)		(374,700)		(336,400)		37,000	1,200		(4,300)
Cumulative effect of a change in accounting principle for goodwill, net of $0 tax	—		—		(150,500	)(8)	—		—	—		—
Net (loss)/income	(285,300)		(157,100)		(525,200)		(336,400)		37,000	1,200		(4,300)
Net income allocated to preferred shareholders	—		—		—		—		—	—		—
Net (loss)/income available to common shareholders	$(285,300)		$(157,100)		$(525,200)		$(336,400)		$37,000	$1,200		$(4,300)
(Loss)/earnings per common share—basic:(9)
Net (loss)/earnings prior to cumulative effect of a change in accounting principle	$(57.84)		$(76.53)		$(182.98)		$(164.58)		$18.13	$0.03		$(2.09)
Cumulative effect on prior years (to December 31, 2001) of a change in accounting principle	—		—		(73.49)		—		—	—		—
Net (loss)/earnings per common share—basic	$(57.84)		$(76.53)		$(256.47)		$(164.58)		$18.13	$0.03		$(2.09)
(Loss)/earnings per common share—diluted:(9)
Net (loss)/earnings prior to cumulative effect of a change in accounting principle	$(57.84)		$(76.53)		$(182.98)		$(164.58)		$18.13	$0.02		$(2.09)
Cumulative effect on prior years (to December 31, 2001) of a change in accounting principle	—		—		(73.49)		—		—	—		—

Net (loss)/earnings per common share—diluted	$(57.84)	$(76.53)		$(256.47)	$(164.58)	$18.13	$0.02	$(2.09)
Shares outstanding:(9)
Weighted-average number of basic shares outstanding	4,932,400	2,052,200		2,047,800	2,043,800	2,039,900	41,753,200	2,052,800
Effect of dilutive securities	*	*		*	*	—	6,345,900	*

Total weighted-average number of diluted shares	4,932,400	2,052,200		2,047,800	2,043,800	2,039,900	48,099,100	2,052,800

Balance Sheet Data:
Current assets	$1,049,300	$1,174,400		$1,329,800	$1,754,400	$1,623,000	$1,014,300	$1,093,000
Current liabilities	1,261,400	1,350,400		1,449,800	2,388,600	1,454,600	1,227,000	1,312,900
Working capital	(212,100)	(176,000)		(120,000)	(634,200)	168,400	(212,700)	(219,900)
Land, buildings and equipment, net	280,300	309,600		407,800	399,200	495,000	272,100	303,600
Total assets	2,187,500	2,506,500		2,842,300	3,325,800	3,507,600	2,139,900	2,418,900
Long-term borrowings (including current installments):	570,100	1,033,100		1,124,300	1,042,100	972,900	565,200	1,028,300
Cash dividends per share of common stock(9)	—	—		—	2.40	4.80	—	—
Other data:
Unfilled orders, end of period	$2,048,100	$2,285,400	(10)	$5,445,900	$6,004,400	$6,142,300	$1,914,500	$2,138,200
New orders booked	2,437,100	2,163,500		3,052,400	4,109,300	4,480,000	460,000	629,900

(1)
Includes in fiscal year 2004: a gain of $19,200 on the sales of our minority equity interests in special-purpose companies established to develop power plant projects in Europe; a loss of $(3,300) on the sale of 10% of our equity interest in a waste-to-energy project in Italy; positive changes in our contract cost estimates of $58,000; a charge of $(75,800) on the revaluation of our asbestos insurance assets as a result of an adverse court decision in asbestos coverage allocation litigation; a net gain of $15,200 on the settlement of coverage litigation with certain of our asbestos insurance carriers; restructuring and credit agreement costs of $(17,200); a net charge of $(175,100) recorded in conjunction with our equity-for-debt exchange; and charges for severance cost of $(5,700).

(2)
Includes in fiscal year 2003: a $(15,100) impairment loss on the anticipated sale of one of our domestic corporate office buildings; a $16,700 gain on the sale of certain assets of Foster Wheeler Environmental Corporation and a gain of $4,300 on the sale of one of our waste-to-energy plants; a gain on revisions to our project claim estimates and related cost of $1,500; a charge related to revisions of our project estimates and related receivable allowances of $(32,300); a provision for asbestos claims of $(68,100); restructuring and credit agreement costs of $(43,600); and charges for severance cost of $(15,900).

(3)
Includes in fiscal year 2002: a loss recognized in anticipation of sales of certain of our assets of $(54,500); a charge related to revisions of our project claim estimates and related costs of $(136,200); a charge related to revisions of our project cost estimates and related receivable allowances of $(80,500); a provision for asbestos claims of $(26,200); a provision for a domestic plant impairment of $(18,700); restructuring and credit agreement costs of $(37,100); and charges for severance cost of $(7,700).

(4)
Includes in fiscal year 2001: losses recognized in anticipation of sales of certain of our assets of $(40,300); a charge related to revisions of our project claim estimates and related costs of $(37,000); a charge related to revisions of our project cost estimates and related receivable allowances of $(123,600); and a provision for domestic plant impairment of $(6,100).

(5)
Includes in the three months ended April 1, 2005: positive changes in our contract cost estimates of $23,600; credit agreement costs associated with the previous senior credit facility of $(3,700); and charges for severance cost of $(100).

(6)
Includes in the three months ended March 26, 2004: a gain of $10,500 on the sale of a minority equity interest in a special-purpose company established to develop power plan projects in Europe; positive changes in our contract cost estimates of $11,400; a net gain of $11,600 on the settlement of coverage litigation with certain asbestos insurance carriers; restructuring and credit agreement costs of $(9,300); and charges for severance cost of $(400).

(7)
Includes a valuation allowance for our domestic deferred tax assets of $(194,600) in 2001.

(8)
In 2002: we recognized $(150,500) of impairment losses upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

(9)
Amounts have been adjusted to reflect the impact of the one-for-twenty reverse split that was effective November 29, 2004.

(10)
The decline in backlog reflects, in part, the divestiture of Foster Wheeler Environmental Corporation in March 2003.

        * The impact of potentially dilutive securities such as outstanding stock options, warrants to purchase common shares, convertible securities and the non-vested portion of restricted common shares and restricted common share awards were not included in the calculation of diluted earnings per share due to their antidilutive effect.

        ** Subsequent to the original filing of our 2004 Form 10-K, we concluded that our consolidated financial statements for the year ended December 31, 2004 should be restated to correct an error in our December 31, 2004 pension valuation used in the preparation of our December 31, 2004 consolidated financial statements. As more fully discussed in our 2004 Form 10-K/A filed on May 20, 2005, the error related to our domestic pension plan and resulted in an understatement of the pension benefit obligation, funding liability and pension contributions for plan year 2004, and understated pension liabilities and comprehensive loss reported in the 2004 Form 10-K.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table shows the ratio of earnings to fixed charges for Foster Wheeler Ltd., including its subsidiaries on a consolidated basis.

	Fiscal Year					Three Months Ended		Fiscal Year 2004 on a pro forma basis for the exchange offer and the issuance of the upsize notes
	2004	2003	2002	2001	2000	April 1, 2005	March 26, 2004	(3)(4)
Ratio of earnings to fixed charges (1)(2)	—	—	—	—	1.47	1.85	1.49	—

(1)
The pro forma results for the year ended December 31, 2004 include a $5,811 reduction in interest on the senior secured credit agreement, a $1,535 increase in interest on the 2005 notes, a $4,929 reduction in interest on the Robbins bonds, a $10,826 reduction in interest on the convertible notes and $8,744 reduction in dividends on the trust securities.

(2)
Earnings are inadequate to cover fixed charges by $246,275, $120,115, $365,268, and $216,122, for fiscal years 2004, 2003, 2002 and 2001, respectively. On a pro forma basis, the coverage deficiency is $49,240 for the year ended December 31, 2004.

(3)
Reflects that:

  •
  holders of 94.3% of the aggregate principal amount of 2005 notes tendered in the equity-for-debt exchange offer;

  •
  holders of 99.2% of the aggregate principal amount, outstanding as of June 25, 2004, of 2009 Series C Robbins bonds tendered in the equity-for-debt exchange offer;

  •
  holders of 99.1% of the accreted principal amount, outstanding as of June 25, 2004, of Series D Robbins bonds tendered in the equity-for-debt exchange offer;

  •
  holders of 73.4% of aggregate principal amount, outstanding as of June 25, 2004, of 2024 Series C Robbins bonds tendered;

  •
  holders of 98.5% of the aggregate principal amount of convertible notes tendered in the equity-for-debt exchange offer; and

  •
  holders of 59.3% of the aggregate liquidation amount of trust securities tendered in the equity-for-debt exchange offer.

        The numerator of the above ratio consists of the following:

    •
    net earnings (loss) prior to cumulative effect of change in accounting principle, plus

    •
    the provision (benefit) for income taxes, plus

    •
    fixed charges, minus

    •
    capitalized interest, plus

    •
    capitalized interest amortized, minus

    •
    equity earnings of non-consolidated subsidiaries accounted for by the equity method, net of dividends.

        Fixed charges include the sum of the following:

    •
    interest expensed and capitalized;

    •
    amortized premiums, discounts and capitalized expenses related to indebtedness; and

    •
    imputed interest on non-capitalized lease payments.

(4)
Reflects the award of 1,901,810 common shares of Foster Wheeler Ltd. to members of Foster Wheeler's senior management and board of directors, subject to certain restrictions, under a restricted stock plan, which we adopted in conjunction with the closing of the equity-for-debt exchange offer. Grants under the restricted stock plan will be expensed over an approximate 27-month vesting period. Also, reflects the issuance of options to purchase 26,866 common shares to members of the board of directors under a stock option plan adopted in conjunction with the closing of the exchange offer. The options vest over a 13-month period.

USE OF PROCEEDS

        The proceeds from the issuance of the common shares upon the exercise of the warrants will be used for general corporate purposes.

MARKET PRICE INFORMATION

        The common shares were traded on the NYSE under the symbol "FWC" until November 14, 2003 and since then, the common shares have been quoted on the OTC Bulletin Board under the symbol "FWHLF.OB".

        The table below sets forth, for the periods indicated, the high and low market prices for the common shares as reported on the NYSE and the high and low bid prices on the OTC Bulletin Board. The OTC Bulletin Board prices reflect inter dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions. The common share prices have been adjusted for a one-for-twenty reverse stock split that was effected on November 29, 2004.

	Common Shares
	High	Low
2001
First Quarter	374.80	106.20
Second Quarter	355.00	144.00
Third Quarter	190.00	86.00
Fourth Quarter	116.60	78.60
2002
First Quarter	107.80	32.00
Second Quarter	75.00	26.00
Third Quarter	47.00	27.00
Fourth Quarter	38.00	20.00
2003
First Quarter	37.40	17.00
Second Quarter	60.00	24.00
Third Quarter	44.80	21.40
Fourth Quarter	27.60	15.00
2004
First Quarter	38.40	19.60
Second Quarter	36.60	21.60
Third Quarter	29.20	8.80
Fourth Quarter	17.00	8.40
2005
First Quarter	19.65	12.40
Second Quarter (through May 20, 2005)	18.70	12.85

        On May 20, 2005, the closing price of the common shares on the OTC Bulletin Board was $13.85. As of May 20, 2005, there were approximately 44,814,442 common shares outstanding.

        As of May 20, 2005, there were approximately 9,768 preferred shares outstanding.

        Foster Wheeler Ltd. has not paid dividends on its common shares since July, 2001 and does not anticipate paying any dividends on its common shares or preferred shares in the foreseeable future. Under Bermuda law, Foster Wheeler Ltd. can only pay dividends if there are no reasonable grounds for believing that Foster Wheeler Ltd. is, or after the payment of such dividends would be, unable to pay its liabilities as they become due or that the realizable value of Foster Wheeler Ltd.'s assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. In addition, under the terms of the senior credit agreement and the indentures governing the notes, Foster Wheeler Ltd.'s subsidiaries face restrictions on their ability to pay dividends to Foster Wheeler Ltd. In addition, certain of Foster Wheeler Ltd.'s non-U.S. subsidiaries are parties to loan and other agreements with covenants, and are subject to statutory minimum capitalization requirements in their jurisdictions of organization that restrict the amount of funds that such subsidiaries may distribute. Distributions in excess of these specified amounts would violate the terms of the agreements or applicable law which could result in civil or criminal penalties.

DESCRIPTION OF SHARE CAPITAL

        The following description of Foster Wheeler Ltd.'s share capital summarizes certain provisions of Foster Wheeler Ltd.'s memorandum of association and bye-laws and a certificate of designation in respect of the preferred shares and of applicable Bermuda law. Such summaries are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of Foster Wheeler Ltd.'s memorandum of association and bye-laws, and the certificate of designation in respect of the preferred shares, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read those exhibits carefully.

General

        Foster Wheeler Ltd. is an exempted company incorporated under the Companies Act 1981 of Bermuda on December 20, 2000 and registered with the Registrar of Companies in Bermuda under registration number 29761. Foster Wheeler Ltd.'s registered office is located at 2 Church Street, Hamilton, HM 11, Bermuda. Our agent for service of process in the United States in connection with this offering is Foster Wheeler LLC, Perryville Corporate Park, Clinton, NJ 08809-4000, USA.

Share Capital

        As of May 20, 2005, the authorized share capital of Foster Wheeler Ltd. consisted of 74,385,624 common shares, par value US$0.01 per share and 909,824 preferred shares par value US$0.01 per share. 400,000 preferred shares are designated in Foster Wheeler Ltd.'s bye-laws as Series A Junior Participating Preferred Shares and 424,609 remain designated by authority of Foster Wheeler Ltd.'s board of directors as Series B convertible preferred shares (liquidation preference $0.01 per preferred share). As of May 20, 2005, there were 44,814,442 common shares issued and outstanding, excluding 14,033,932 common shares issuable upon exercise of options and warrants granted and available for grant as of May 20, 2005, excluding 606,788 common shares issuable under the Foster Wheeler Ltd. management restricted stock plan, and excluding the common shares issuable upon conversion of the convertible notes, and approximately 9,768 Series B convertible preferred shares issued and outstanding. All of the issued and outstanding common shares and preferred shares are fully paid.

        Subject to any resolution of the shareholders to the contrary, the board of directors of Foster Wheeler Ltd. is authorized to issue any authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote shares of Foster Wheeler Ltd.

Common Shares

        Generally.    Foster Wheeler Ltd.'s common shares, into which the Series B convertible preferred shares are convertible, are quoted on the Over-the-Counter Bulletin Board under the symbol "FWHLF.OB". Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights.

        Liquidation Rights.    In the event of the liquidation, dissolution or winding up of Foster Wheeler Ltd., the holders of common shares are entitled to share equally and ratably (with the holders of other shares of Foster Wheeler Ltd., entitling the holders to liquidation rights pro rata with the common shares, including holders of preferred shares) in the assets, if any, remaining after the payment of all of Foster Wheeler Ltd.'s debts and liabilities, subject to any liquidation preference on any outstanding preferred shares.

        Voting Rights.    Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by Foster Wheeler Ltd.'s bye-laws, resolutions to be approved by holders of common shares require approval by an affirmative majority of the votes cast at a meeting at which a quorum is present. The common shares and, prior to their becoming convertible, the preferred shares will vote together as a single class except in the case of circumstances which constitute a variation of the rights of the common shares or the preferred shares, as described below or as required by applicable law, when holders of common shares and preferred shares will each vote as a separate class.

        The bye-laws of Foster Wheeler Ltd. provide that any variation of the rights attached to the common shares, whether by the amendment, alteration or repeal of the terms of the memorandum of association and bye-laws of Foster Wheeler Ltd. relating to the common shares or resulting from any merger, amalgamation or similar business combination, or otherwise would require the approval of holders of at least three fourths of the issued and outstanding common shares, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed by the requisite majority at a meeting of the holders of the common shares at which a quorum consisting of at least two persons holding or representing one-third of the issued and outstanding common shares is present.

        Dividend Rights.    Foster Wheeler Ltd.'s board of directors may declare and pay dividends on the common shares or the preferred shares or make distributions out of contributed surplus from time to time unless there are reasonable grounds for believing Foster Wheeler Ltd. is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. There are no restrictions on Foster Wheeler Ltd.'s ability to transfer funds, other than funds denominated by Bermuda dollars, in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or preferred shares. The board of directors may declare that any dividend be paid wholly or partly by the distribution of shares of Foster Wheeler Ltd. and/or specific assets.

Preferred Shares

Generally

        Foster Wheeler Ltd.'s board of directors may establish one or more series of preferred shares without any further shareholder approval. The board may fix the number, designations, rights, preferences, limitations and voting rights of such series, provided that such provisions must, at a minimum, (1) entitle the holders of such shares, voting as a class, to elect at least two directors upon certain defaults with respect to the payment of dividends; and (2) require the affirmative approval of holders of at least two-thirds of the issued preferred shares for any amendments to the memorandum of association or bye-laws of Foster Wheeler Ltd. altering materially any provision of such shares. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of Foster Wheeler Ltd.

Terms of the Series B Convertible Preferred Shares

        1,014,785 preferred shares were initially designated the "Series B Convertible Preferred Shares" pursuant to a certificate of designation adopted by resolution of the board of directors of Foster Wheeler Ltd. on September 24, 2004 and as of May 20, 2005, 9,768 such shares are issued and outstanding. As of May 20, 2005, approximately 590,176 preferred shares had been converted into common shares. Each conversion of a preferred share into common shares reduces the total number authorized preferred shares, and increases the total number of authorized common shares, by one share. Consequently, as of May 20, 2005, the total number of authorized Series B convertible preferred shares was 424,609 shares. In this section, and in this prospectus generally, we refer to the Series B convertible preferred shares as the preferred shares. The material terms of the preferred shares are described below. The description contained in this section is qualified in its entirety by the certificate of designation relating to the preferred shares which has been filed as an exhibit to the registration statement of which this prospectus is a part. Holders of preferred shares have no pre-emptive, redemption, or sinking fund rights.

        Conversion Rights.    The certificate of designation provides that each preferred share is convertible at the holder's option into 65 common shares.

        In order to effect a conversion of preferred shares, a holder must deliver a notice of conversion to Foster Wheeler Ltd. Upon receipt by Foster Wheeler Ltd. of the notice of conversion, the holder's preferred shares will immediately cease to have the rights and restrictions of a preferred share, and the holder will simultaneously receive common shares in accordance with the terms outlined above. We delivered a copy of the form of notice of conversion to each holder of preferred shares on November 15, 2004. We will also deliver a copy of such notice at any time at the request of a holder of preferred shares. Upon such a conversion of the preferred shares, the number of authorized preferred shares will decrease and the number of authorized, issued and outstanding common shares will increase by a proportionate amount.

        Voting Rights.    The preferred shares have no voting rights except in limited circumstances described below, or as required under Bermuda law and Foster Wheeler Ltd.'s bye-laws.

        The terms of the preferred shares provide that any amendment, alteration or repeal of the terms of the memorandum of association and bye-laws or the certificate of designation relating to the preferred shares which would affect the powers, preferences or rights of the preferred shares, including but not limited to variations resulting from or in connection with any merger, amalgamation or asset sale, will require the approval of holders of at least three fourths of the issued and outstanding preferred shares, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed by the requisite majority at a meeting of the holders of the preferred shares at which a quorum consisting of at least two persons holding or representing one third of the issued and outstanding preferred shares is present.

        Foster Wheeler Ltd. will cause a notice of any meeting at which holders of the preferred shares are entitled to vote to be given to each registered holder of preferred shares in accordance with its bye-laws.

        Dividend Rights.    The preferred shares have the right to receive dividends, when, as and if declared by the board of directors of Foster Wheeler Ltd., and paid on the common shares on a pro rata basis, as though the preferred shares had been converted immediately prior to the declaration of such dividend. Foster Wheeler Ltd.'s board of directors may declare and pay dividends on the common shares and preferred shares or make distributions to shareholders out of contributed surplus from time to time unless there are reasonable grounds for believing that Foster Wheeler Ltd. is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. There are no restrictions on Foster Wheeler Ltd.'s ability to transfer funds, other than funds denominated by Bermuda dollars, in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or preferred shares. The board of directors may declare that any dividend be paid wholly or partly by the distribution of shares of Foster Wheeler Ltd. and/or specific assets. In addition, the holders of preferred shares will be entitled to dividends as set forth below, in each case subject to Bermuda law.

        Under a lockup agreement that we entered into in connection with the equity-for-debt exchange offer, we have agreed, and the certificate of designation provides:

          (1)   that, within five business days following the issue date of the preferred shares (i) we shall have increased the number of directors of Foster Wheeler Ltd. from seven to eight and, until the actions described in clause (iii) of this paragraph (1) have been taken, we shall not increase the number of directors to more than eight; (ii) three of the six incumbent independent directors of Foster Wheeler Ltd. shall have resigned; and (iii) the continuing members of the board of directors of Foster Wheeler Ltd. shall have nominated and appointed four directors proposed by the holders who are party to the lockup agreement that qualify as independent directors and are reasonably acceptable to the continuing members of the board of directors. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we have failed to take any of the actions described in, or take any action prohibited under, the first sentence of this paragraph, then on the sixth business day following the issue date that occurs before the preferred shares become optionally convertible, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2,500,000, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the sixth business day following the issue date, if we have not taken any of the actions described in, or takes any action prohibited under, clauses (i), (ii) and (iii) of the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2,500,000, in preference to and to the exclusion of the holders of the common shares. Notwithstanding the foregoing, we shall not be required to declare or pay any dividend under this paragraph unless the holders who were party to the lockup agreement have delivered to us the names and resumes of no less than seven potential nominees that are in each case independent of management and are reasonably expected to be reasonably acceptable to the continuing members of the board on or before the date that is two weeks prior to the date such dividends would have otherwise been required to be declared and paid. As of October 1, 2004, we had satisfied each clause of this provision.

          (2)   as soon as practicable following the first issue date of the preferred shares, and in any event no later than thirty calendar days thereafter, to file a preliminary proxy statement with the Commission regarding meetings of the shareholders of Foster Wheeler Ltd. in order to recommend adoption and approval of the following actions: (A) to authorize a reverse split (i.e., consolidation) of its issued and outstanding common shares on a one-to-twenty basis; provided that such reverse split shall be effective subject to and following the shareholder votes on the matters set forth in clauses (B) and (C) hereof, (B) to approve the Par Value Reduction, (as defined in the certificate of designation) and (C) to increase its authorized capital sufficient to allow conversion of the preferred shares (taking into account any outstanding warrants, options and similar rights for which common shares have been or may be separately reserved). The reverse stock split must be approved by a majority of votes cast by the shareholders as a whole and by holders of three fourths of the issued and outstanding common shares voting as a separate class. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we have failed to file such proxy statement, then on the 31st day following the issue date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the 31st day following the issue date, if we have not filed such proxy statement, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. As of October 15, 2004, we had satisfied each clause of this provision.

          (3)   that we will mail the proxy statement described above within five business days following the date that the Commission clears such proxy to be mailed. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we have failed to take the action described in the first sentence of this paragraph, then on the sixth day following such clearance date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the sixth day following such clearance date, if we have not mailed such proxy, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. As of October 29, 2004, we had satisfied this provision.

          (4)   that we will convene meetings of the shareholders of Foster Wheeler Ltd. to approve the actions described in clauses (A), (B) and (C) of paragraph (2) above on or prior to November 30, 2004. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we have failed to take the action described in the first sentence of this paragraph, then on December 1, 2004, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2,500,000, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of December 1, if we have not taken the action described in the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the amount of $2,500,000, in preference to and to the exclusion of the holders of the common shares. As of November 29, 2004, we had satisfied this provision.

          (5)   that we will use our commercially reasonable best efforts to (i) list the common shares on the New York Stock Exchange or the NASDAQ Stock Market as promptly as practicable; provided that we shall not be obliged to apply for such listing until such time as we reasonably believe we meet the applicable listing criteria, (ii) to cooperate to the extent allowed by applicable laws or rules in facilitating the quotation of the preferred shares on the OTC Bulletin Board or, at such time as we meet the applicable listing criteria, to list the preferred shares on the New York Stock Exchange or the NASDAQ Stock Market; provided that we shall not be obligated to apply for such listing until such time as we reasonably believe we meet the applicable listing criteria and (iii) to cooperate to the extent allowed by applicable laws or rules in facilitating the quotation of the warrants on the OTC Bulletin Board or, at such time as we meet the applicable listing criteria, to list the warrants on the New York Stock Exchange or the NASDAQ Stock Market; provided that we shall not be obligated to apply for such listing until such time as we reasonably believe we meet the applicable listing criteria, in each case as promptly as practicable if the preferred shares have not become convertible as described above on or prior to November 30, 2004, provided that, after the preferred shares have become convertible, we have agreed not to apply to list, and if listed, to use our reasonable best efforts (which in any event shall include any action within our control) to promptly delist, the preferred shares. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we have failed to use our commercially reasonable best efforts to take such actions as may be required under clause (i) of the first sentence of this paragraph, to cooperate under clauses (ii) or (iii) of the first sentence of this paragraph as it relates to listing but not delisting of the preferred shares then on the 30th business day following the receipt of notice of such failure from the holders of 25% of the preferred shares outstanding, if such failure shall not have been cured prior to such date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the first such payment date, if we have not used our commercially reasonable best efforts to take such actions as may be required under clause (i) of the first sentence of this paragraph, or to cooperate under clauses (ii) or (iii) of the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. As of March 31, 2005 we had satisfied clauses (ii) and (iii), and in respect of clause (i) had made an application to list our common shares on a securities exchange.

          (6)   that we will take all steps necessary to adopt the appropriate amendments to the organizational documents of Foster Wheeler Ltd. to effect the actions described in the first sentence of paragraph (2) above, including (A) adopting board resolutions recommending such actions, (B) distributing timely notice of such meetings to its shareholders, (C) complying with applicable proxy solicitation requirements as soon as practicable, (D) if a quorum is not present on a scheduled date of any such meeting, postponing and reconvening such meeting at least twice and (E) with respect to the action described in clause (B) of paragraph (2) above, duly conveying and holding a separate general meeting of the holders of the common shares. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we fail to take such actions as may be required under the first sentence of this paragraph, then on the 30th business day following receipt of notice of such failure from the holders of 25% of the preferred shares outstanding, if such failure shall not have been cured prior to such date, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. Thereafter, on each quarterly anniversary of the first such payment date, if we have failed to take such action as may be required under the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $1,000,000, in preference to and to the exclusion of the holders of the common shares. As of November 29, 2004, we had satisfied each clause of this provision.

          (7)   that (i) we will adopt the board resolution necessary to issue the common shares issuable upon conversion of the preferred shares on the date that the certificate of designation is approved in final form, with effect on the date on which the preferred shares are issued and (ii) following its adoption, we are required (x) to refrain from taking any action to impair, rescind or alter such resolution following its adoption, to at all times after our authorized capital has been increased as described in paragraph (2) above, reserve that number of common shares (taking into account any outstanding warrants, options and similar rights for which the common shares have been or may be separately reserved) sufficient to allow, and maintain sufficient share premium to effect, the conversion of the preferred shares and issuance of related common shares. Subject to local law (and without limiting and in addition to the holders' right to specific performance under the lockup agreement), if we have failed to take the action described in clause (i), or if we have failed to take or to refrain from taking, as the case may be, the actions described in clause (ii) of the first sentence of this paragraph, then on the sixth day following its failure, we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregate amount of $2,500,000, in preference to and to the exclusion of the holders of the common shares. Thereafter on each quarterly anniversary of the first such payment date, if we have not taken the action described in clause (i) (or refrain from taking the action described in clause (ii)) of the first sentence of this paragraph, then we shall declare and pay a dividend on the issued and outstanding preferred shares in the aggregated amount of $2,500,000, in preference to and to the exclusion of the holders of the common shares. As of November 29, 2004, we had satisfied each clause of this provision.

          (8)   all dividends payable on the preferred shares shall be cumulative. Without limiting any other rights of the holders under the certificate of designation (including, without limitation, the rights to receive dividends payable under the certificate of designation and the right under the lockup agreement to be paid an amount equal to any dividends not paid as required under the Certificate of Designation) or under the lockup agreement (including the holders' right to specific performance thereunder), upon the default of the equivalent of six quarterly dividends on the preferred shares, the holders may, voting as a class, elect at least two members of our board of directors at each annual general meeting of Foster Wheeler Ltd., such right to continue until all dividends payable hereunder have been paid in full.

        Capital Distribution.    The preferred shares will have the right to receive a pro rata share of any return or distribution by Foster Wheeler Ltd. of its share capital to holders of common shares, whether by way of a repurchase of common shares, a reduction of issued share capital, a bonus issue of shares (except any bonus issue made in accordance with and to effect the conversion rights described above) or otherwise as though the preferred shares had been converted into common shares prior to the return or distribution, whether or not the share capital has been increased and the shares have in fact become convertible.

        Liquidation Rights.    The preferred shares have a liquidation preference of $0.01.

        There are currently no issued and outstanding shares of Foster Wheeler Ltd. that rank senior in right of payment to the preferred shares upon liquidation, dissolution or winding up. The preferred shares rank equally with the issued and outstanding common shares of Foster Wheeler Ltd. upon liquidation, dissolution or winding up as though the preferred shares had been converted immediately prior to such liquidation, dissolution or winding up, whether or not the share capital has been increased and the shares have in fact become convertible, and, as such, will share equally and ratably in the assets, if any, remaining after the payment of all of Foster Wheeler Ltd.'s debts and liabilities and the liquidation preference. For a discussion of risks relating to future issuances of additional preferred shares, see "Risk Factors—Risk Factors Relating to the Shares and Warrants—A future issuance of additional preferred shares of Foster Wheeler Ltd. may adversely affect the rights of Foster Wheeler Ltd.'s equity holders."

        Liability for Further Calls or Assessments.    The preferred shares are duly and validly issued and are not subject to further calls or assessments.

        Listing.    The preferred shares are not listed on an exchange or quoted on any national securities association.

        Fractional Shares.    The preferred shares may be issued as fractional shares and Bermuda law and our bye-laws allow the transfer and sale of fractional shares.

Variation of Rights

        The rights attaching to any class of shares, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of all of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority in number equal to three fourths of the issued shares at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Any action which may be construed to constitute a variation of the rights of a class of shares including but not limited to variations resulting from or in connection with mergers, amalgamations, and asset sales, may give the holders of the affected class of shares the right to vote in respect of the variation as a separate class. The creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. Under Bermuda law, the holders of a class of shares may also be entitled to vote separately as a class in certain other circumstances including, but not limited to, a scheme of arrangement under the Companies Act as described below. See "Compulsory Acquisition of Shares Held by Minority Holders."

Repurchase

        Under Foster Wheeler Ltd.'s bye-laws and subject to the solvency and minimum capital requirements of the Companies Act, Foster Wheeler Ltd. may purchase any issued common shares or preferred shares in the circumstances and on the terms as are agreed by Foster Wheeler Ltd. and the holders of common shares or preferred shares, as applicable, from time to time. No repurchase may be effected if there are reasonable grounds for believing that Foster Wheeler Ltd. is, or after effecting the repurchase would be, unable to pay its liabilities as they become due. A repurchase of more than 10% of the shares from a shareholder for more than market value requires the prior approval of the board of directors and the holders of a majority of all voting shares.

Transfer of Shares

        Foster Wheeler Ltd.'s fully paid shares are transferable by a transfer form signed by the transferor and delivered to Foster Wheeler Ltd. or its transfer agent together with the certificate, if any, for such shares. Foster Wheeler Ltd.'s board of directors may refuse to register, or otherwise restrict, the transfer of any share if the board believes that the transfer would cause Foster Wheeler Ltd. to violate any applicable law or if the transfer is not in accordance with the bye-laws.

Meetings of Shareholders

        Foster Wheeler Ltd. must convene at least one general meeting of shareholders each calendar year. A general meeting of shareholders may be called by Foster Wheeler Ltd.'s board of directors and a special meeting of shareholders must be called upon the request of not less than 10% of Foster Wheeler Ltd.'s voting shares. Foster Wheeler's bye-laws require not more than 60 and at least 10 days' notice of an annual general meeting must be given to each shareholder entitled to vote at such meeting, and not less than 30 nor more than 60 days' notice of a special general meeting must be given. The quorum required for a general meeting of shareholders is one or more persons present in person and representing in person or by proxy in excess of 50% of Foster Wheeler Ltd.'s issued voting shares.

Access to Books and Records and Dissemination of Information

        Members of the general public have the right to inspect the public documents of Foster Wheeler Ltd. at the office of the Registrar of Companies in Bermuda. These documents include the memorandum of association, including its objects and powers, and certain alterations to its memorandum of association. Shareholders may inspect Foster Wheeler Ltd.'s bye-laws, minutes of general meetings and the audited financial statements, which must be presented at the annual general meeting. The register of members is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. The register of members must be open for inspection for not less than two hours in any business day (but may be closed for not more than thirty days in a year). Foster Wheeler Ltd.'s register of directors and officers is maintained at its registered office in Bermuda and is open for inspection for not less than two hours in any business day by members of the public without charge.

Election and Removal of Directors

        Foster Wheeler Ltd.'s board of directors may consist of between three and twenty directors. The number of directors within such range is fixed from time to time by the board. Foster Wheeler Ltd.'s board of directors resolved that, as of October 1, 2004, the board of directors would be comprised of eight directors and as of October 1, 2004, there were eight directors. The board is divided into three classes that are, as nearly as possible, of equal number. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting.

        Any shareholder wishing to nominate for election as a director someone who is not nominated by Foster Wheeler Ltd.'s board of directors must give notice of the intention to nominate the person for election. Such notice must be given not less than one-hundred and twenty days before release of Foster Wheeler Ltd.'s proxy statement in connection with the previous year's annual general meeting.

        A director may be removed, with cause, by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote for the election of directors, provided notice is given to the director of the shareholders meeting convened to remove the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. Under Foster Wheeler Ltd.'s bye-laws, the board of directors is responsible to fill vacancies on the board and any newly created directorships.

Amendment of Memorandum of Association and Bye-laws

        Foster Wheeler Ltd.'s memorandum of association may be amended by a resolution passed at a duly called general meeting of shareholders. Upon compliance with applicable Bermuda law, amendments to the memorandum of association may be subjected to review by a Bermuda court by dissenting shareholders holding not less than 20% of the par value of Foster Wheeler Ltd.'s issued capital or any class thereof.

        Foster Wheeler Ltd.'s bye-laws may be amended by resolutions of the board of directors and shareholders, or by the unanimous vote of the shareholders without prior approval of the board. Any proposed amendment to the bye-law relating to removal of directors, however, must be approved by the board and the affirmative vote of at least 75% of the shareholders. Any amendment to vary the rights attached to a class of shares must comply with the bye-law relating to a variation of class rights.

        Any amendment, alteration or repeal of the terms of the memorandum of association and bye-laws which would affect the powers, preferences or special rights of the preferred shares or vary the rights of the common shares will require the approval of holders of at least three fourths of the outstanding affected class of shares, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed at a meeting of the holders of the affected class of shares at which a quorum consisting of at least two persons holding or representing one third of the issued and outstanding affected class of shares is present.

Amalgamations and Business Combinations

        Foster Wheeler Ltd.'s bye-laws provide that a merger or an amalgamation must be approved by 66 2/3% of the votes cast at a general meeting of the shareholders at which the quorum shall be one or more persons representing more than 50% of the issued voting shares.

        Certain business combinations (which include an amalgamation) entered into with a shareholder that beneficially owns, directly or indirectly, 20% or more of the voting shares of Foster Wheeler Ltd. that have not been approved by the board of directors prior to the acquisition date of such holding must be approved by the holders of a majority of the voting shares that are not held by such shareholder, its affiliates or associates, at a meeting held no earlier than five years following such acquisition date.

Appraisal Rights and Shareholder Suits

        A shareholder who is not satisfied that fair value has been offered for such shareholder's shares on an amalgamation may apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company if the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company's memorandum of association or bye-laws. A Bermuda court would also be expected to review acts that are alleged to constitute a fraud against the minority shareholders or any act which requires the approval of a greater percentage of the shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Capitalization of Profits and Reserves

        Pursuant to Foster Wheeler Ltd.'s bye-laws, the board of directors may capitalize any part of the amount of its share premium or other reserve accounts or any amount credited to its profit and loss account or otherwise available for distribution by applying such sum in paying up (1) unissued shares to be allotted as fully paid bonus shares pro-rata to the shareholders or any class thereof; or (2) in full or partly paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Registrar and Transfer Agent

        Mellon Investor Services LLC serves as registrar and transfer agent of Foster Wheeler Ltd. in the United States.

Untraced Shareholders

        Foster Wheeler Ltd.'s bye-laws provide that the board of directors may forfeit any dividend or bonuses which remain unclaimed for six years from the date of declaration.

Compulsory Acquisition of Shares Held by Minority Holders

        The shares of minority holders may be acquired by certain statutory procedures under the Companies Act including upon the approval of an arrangement with shareholders in a court supervised process and upon the acquisition of 90% or more of the issued shares or class of shares. Such procedures include:

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  A scheme of arrangement under the Companies Act. Such a scheme could be effected upon the agreement of Foster Wheeler Ltd. and of holders of common shares or preferred shares, representing in the aggregate a majority in number and at least 75% in value of the common or preferred shareholders present and voting at a court ordered meeting held to consider the scheme. The scheme must then be sanctioned by the Bermuda Supreme Court. If such a scheme receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares or preferred shares could be compelled to sell their shares under the terms of the scheme.

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  If an acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Bermuda Supreme Court (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.

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  Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Bermuda Supreme Court for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Anti-Takeover Provisions

        Foster Wheeler Ltd.'s bye-laws have provisions that could have an anti-takeover effect. These provisions of the bye-laws are summarized below.

        Foster Wheeler Ltd.'s board of directors is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause, by the affirmative vote of the holders of two-thirds of the issued shares generally entitled to vote. The board of directors does not have the power to remove directors. Vacancies on the board of directors may only be filled by the remaining directors and not by the shareholders. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

        Foster Wheeler Ltd.'s board of directors consists of not less than three nor more than twenty persons, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be elected.

        At any annual general meeting of shareholders, the only business that may be conducted is as shall have been brought before the meeting by or at the direction of the board or by any shareholder who complies with certain notice procedures. To be timely for inclusion in Foster Wheeler Ltd.'s proxy statement, a shareholder's notice of a shareholder proposal must be received not less than 120 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year's annual general meeting. To be timely for consideration at the annual meeting of shareholders, a shareholder's notice must be received no less than 45 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year's annual meeting. Under Bermuda law, not less than one hundred shareholders, or shareholders holding at least 5% of the voting power of Foster Wheeler Ltd., may require Foster Wheeler Ltd. give notice of a resolution that may properly be moved at an annual general meeting, or to circulate to shareholders entitled to notice of any meeting a statement with respect to any proposed resolution or business to be dealt with at that meeting.

        Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of Foster Wheeler Ltd.'s common shares must be taken at a duly called annual or special general meeting of shareholders unless taken by written consent of all holders of voting shares. Under the bye-laws, special general meetings may only be called by a majority of the entire board of directors. Under Bermuda law, a special general meeting must also be called upon the request of shareholders holding at least 10% of the paid up capital of a company carrying the right to vote. The bye-laws of Foster Wheeler Ltd. provide that any action to be taken at such a shareholder meeting would require the approval of 100% of the shares eligible to vote at such meeting.

        Foster Wheeler Ltd.'s board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of issue of a class or series, to from time to time issue any other classes or series of shares with the designations, rights, preferences, limitations and voting rights, if any, as they consider fit. The board of directors could authorize the issuance of preferred shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the voting shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

        Certain business combinations between Foster Wheeler Ltd. and an interested member are prohibited. Specifically, business combinations between an interested member and Foster Wheeler Ltd. are prohibited for a period of five years after the time the interested member acquires 20% or more of the outstanding voting shares, unless the business combination or the transaction resulting in the person becoming an interested member is approved by the board of directors prior to the date the interested member acquires 20% or more of the outstanding voting shares.

        "Business combinations" is defined broadly to include amalgamations or consolidations with Foster Wheeler Ltd. or its subsidiaries, sales or other dispositions of assets having an aggregate value of 10% or more of the aggregate market value of the consolidated assets, aggregate market value of all outstanding shares, consolidated earning power or consolidated net income of Foster Wheeler Ltd., adoption of a plan or proposal for liquidation and most transactions that would increase the interested member's proportionate share ownership in Foster Wheeler Ltd.

        "Interested member" is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 20% or more of the issued voting shares of Foster Wheeler Ltd.

Certain Provisions of Bermuda Law

        Foster Wheeler Ltd. has been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows Foster Wheeler Ltd. to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of Foster Wheeler Ltd.'s shares.

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of all the shares of Foster Wheeler Ltd. to and between non-residents of Bermuda for exchange control purposes, provided a class of shares of Foster Wheeler Ltd. are: (1) listed on an appointed stock exchange, which includes the New York Stock Exchange; (2) quoted in the "Pink Sheets"; or (3) quoted on the OTC Bulletin Board. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of Foster Wheeler Ltd.'s business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity, for example as a trustee, certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, Foster Wheeler Ltd. is not bound to investigate or see to the execution of any such trust. Foster Wheeler Ltd. will take no notice of any trust applicable to any of its shares, whether or not it has been notified of such trust.

DESCRIPTION OF THE WARRANTS

        The Class A warrants and the Class B warrants have the same terms except where specifically noted. Unless specifically noted, we refer to them together as the warrants. Each warrant, upon the circumstances described in this prospectus, entitles its owner to purchase a specified number of common shares, as described in this section, for $9.378 per common share issuable thereunder. The warrants will become exercisable one year after their issue date.

Exercise of Warrants

        A warrant may be exercised by completing and signing the appropriate form on the warrant and mailing or delivering the warrant to Mellon Investor Services LLC, the warrant agent, in time to reach the warrant agent by the expiration date of the warrants, accompanied by payment of the full purchase price. Payment of the purchase price must be made in United States funds (by check, cash or bank draft) payable to the order of Foster Wheeler Ltd. Common shares will be issued as soon as practicable after exercise and payment of the purchase price.

        The warrants are exercisable, subject to the satisfaction of the conditions described above, only after September 24, 2005 and, in the case of the Class A warrants, on or before September 24, 2009 and, in the case of the Class B warrants, on or before September 24, 2007, subject to extension as described below under "—Shelf Registration."

Common Shares Issuable under the Warrants

        We have reserved a sufficient number of common shares for issuance upon exercise of the warrants, and such common shares, when issued in accordance with the terms of the warrants, will be fully paid and non assessable.

        Each Class A warrant is exercisable for approximately 1.6841 common shares and each Class B warrant is exercisable for approximately 0.0723 common shares, in each case, subject to adjustment. See "—Dilution".

Dilution

        As long as any warrants remain outstanding, common shares to be issued upon the exercise of warrants will be adjusted in the event of one or more splits, consolidations, amalgamation, subdivisions, readjustments or reclassifications. In the event of any of the foregoing, the remaining number of common shares still subject to the warrants shall be increased or decreased to reflect proportionately the increase or decrease in the number of common shares outstanding and the purchase price per share shall be decreased or increased as the case may be in the same proportion. The warrants contain provisions protecting against dilution resulting from the sale of additional common shares at a price less than the exercise price of the warrants.

Voting and Dividends

        The holders of the warrants as such are not entitled to vote, to receive dividends or to exercise any of the rights of holders of shares of common shares for any purpose until such warrants shall have been duly exercised and payment of the purchase price shall have been made. There is no market for the warrants and there is no assurance that any such market will ever develop.

Shelf Registration

        We have agreed to use our best efforts to maintain, at all times during which the warrants are exercisable, the registration statement of which this prospectus is a part relating to the offer and sale of common shares underlying the warrants for the benefit of the warrant holders. In certain circumstances, the exercisability of the warrants may be suspended. The expiration date of the warrants will be extended for a period equal to the aggregate time during which a registration statement is not available to the holders of the warrants once they become exercisable. In addition, if the registration statement is unavailable at any time during the 30 business days preceding the expiration date, then the expiration date will be extended so that the registration statement is available during the 30 consecutive business days preceding the expiration date as so extended. We will promptly notify the holders of the warrants of any extensions.

Global Form

        The Class A warrants were issued initially in book entry form under a global warrant certificate issued to the Depository Trust Company, or DTC, pursuant to a warrant agreement between us and Mellon Investor Services LLC, as the warrant agent. Beneficial interests in the global warrant certificate may be exchanged for warrant certificates in definitive form by the holder of such interest upon receipt by the warrant agent of written instructions or other form of instructions as is customary for the DTC. We initially appointed the principal office of the warrant agent as the location at which warrants may be surrendered for exercise, transfer or exchange.

        The Class B warrants were issued under the warrant agent's direct registration system.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary describes the material U.S. federal income tax considerations of the acquisition and ownership of common shares (which we refer to as shares) to holders who hold such shares as capital assets and who acquire such shares upon the exercise of the Class A Warrants or the Class B Warrants (which we refer to as warrants) also held as capital assets. This description does not purport to address the potential tax considerations that may be material to a holder based on his or her particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

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  financial institutions;

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  insurance companies;

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  real estate investment trusts;

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  regulated investment companies;

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  grantor trusts;

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  tax-exempt organizations;

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  dealers or traders in securities or currencies;

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  holders that hold shares as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

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  holders that actually or constructively own or will own 10 percent or more of our voting stock; or

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  a Non-U.S. Holder (as defined below) that is a U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company."

        Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the acquisition and ownership of shares. Holders should consult their tax advisors with respect to the application of the U.S. tax laws, including the effect of recently passed tax legislation, to their particular situation.

        This description is based on the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein. For purposes of this description, a U.S. Holder is a beneficial owner of shares who for U.S. federal income tax purposes is:

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  an individual who is a citizen or resident of the United States;

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  a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if (1) it validly elects to be treated as a United States person for U.S. federal income tax purposes or (2)(a) its administration is subject to the primary supervision of a court within the United States and (b) one or more United States persons have the authority to control all of its substantial decisions.

        A Non-U.S. Holder is a beneficial owner of shares that is not a United States person and not a partnership for U.S. federal income tax purposes. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

U.S. Holders

Ownership of Common Shares

Exercise of Warrants

        Gain or loss generally will not be recognized by a U.S. Holder upon the exercise of warrants. The basis of a U.S. Holder in common shares acquired pursuant to the exercise of a warrant will equal the sum of the holder's basis in the warrant plus the exercise price paid to acquire those shares. The holder's holding period for the shares will begin on the day following the date of exercise.

Distributions

        We have no intention of paying any dividends on our common shares in the foreseeable future. If we were to pay dividends in the future on our common shares, they would be subject to U.S. federal income tax in the manner described below.

        Subject to the passive foreign investment company rules discussed below, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your shares would be includible in your income as dividend income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. In general, such dividends would not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders with respect to dividends received from a U.S. corporation. To the extent, if any, that the amount of any distribution exceeded our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it would be treated first as a tax-free return of your adjusted tax basis in your shares and thereafter as capital gain. We do not maintain calculations of earnings and profits under U.S. federal income tax principles.

        If you are a U.S. Holder, subject to the succeeding sentence, any dividends paid to you with respect to your shares would generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. However, as long as 50 percent or more of our stock, by vote or value, is actually or constructively owned by U.S. Holders, a portion of such dividends would (subject to a de minimis exception) be treated as U.S. source income to the extent paid out of earnings and profits from U.S. sources. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before December 31, 2006, any dividends that we distribute generally would constitute "passive income," or, in the case of certain U.S. Holders, "financial services income." For taxable years beginning after December 31, 2006, any dividends we distribute generally will constitute "passive category income," or, in the case of certain U.S. Holders, "general category income."

        Under legislation enacted in 2003 (effective for tax years through 2008), certain dividend income received by non-corporate U.S. taxpayers from domestic corporations or "qualified foreign corporations" (including foreign corporations whose stock is listed on a registered national securities exchange or on the NASDAQ Stock Market) is eligible to be taxed at reduced rates, subject to a holder's satisfaction of certain significant holding period and other applicable requirements. However, because Foster Wheeler Ltd. currently is not a qualified foreign corporation, dividends, if any, paid by us would not qualify for such reduced rates and would be taxed at ordinary income rates until such time, if any, that we become a qualified foreign corporation.

Sale or Exchange of Common Shares

        If you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares.

        Subject to the passive foreign investment company rules discussed below, any gain or loss recognized on the sale or exchange of shares generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by you generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

        We believe that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and thus that the shares should not be treated as stock of a PFIC. This conclusion, however, is a factual determination that is made annually and thus is uncertain and may be subject to change. If the shares were treated as stock of a PFIC, gain realized on the sale or other disposition of the shares would in general not be treated as capital gain. Instead, you would be treated as if you had realized such gain, as well as certain "excess distributions" (if any) received on the shares, ratably over your holding period for the shares and the warrants, as calculated for purposes of the PFIC rules, and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, and subject to an interest charge in respect of the tax attributable to each such year.

        In addition, we will not be treated as a "qualified foreign corporation" in any taxable year in which we are a PFIC. Accordingly, dividends, if any, paid by us in any taxable year in which we are a PFIC would not be eligible to be taxed at reduced rates as described above under "Distributions," even if we otherwise would qualify as a "qualified foreign corporation" by reason of a listing on a registered national securities exchange or on the NASDAQ Stock Market.

Non-U.S. Holders

Ownership of Common Shares

        Subject to the discussion below under "U.S. Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, any dividends on shares paid to you generally would not be treated as effectively connected with the conduct of a trade or business in the United States and would be exempt from U.S. federal income tax, including withholding tax, unless you:

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  have an office or other fixed place of business in the United States to which the dividend income is attributable, and

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  derive the dividend income in the active conduct of a banking, financing or similar business within the United States.

        In addition, subject to the discussion below under "U.S. Backup Withholding Tax and Information Reporting Requirements," you generally will not be subject to U.S. federal income or withholding tax on any income or gain realized on the sale, exchange or retirement of shares unless:

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  such income or gain is effectively connected with your conduct of a trade or business in the United States; or

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  you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

U.S. Backup Withholding Tax and Information Reporting Requirements

        Information reporting generally will apply to payments of dividends on the shares and proceeds from the sale, exchange or retirement of shares made within the United States to a holder, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Special information reporting requirements may apply with respect to certain acquisitions of our stock or property by a corporation if any of our shareholders is required to recognize a gain (if any) as a result of the acquisition.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares. You should consult your own tax advisor concerning the tax consequences to you, in your particular situation, of owning common shares.

PLAN OF DISTRIBUTION

        This prospectus relates to up to 9,941,292 common shares to be offered from time to time upon exercise of Foster Wheeler Ltd.'s Class A warrants and Class B warrants, and such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the warrant agreement.

        Foster Wheeler Ltd. will issue or cause to be delivered the common shares to which this prospectus relates to holders of warrants upon the exercise of such warrants. No underwriters, dealers or agents will be involved in these sales. No underwriter has been involved in the preparation of, or has performed any review of, this prospectus.

LEGAL MATTERS

        The validity of the common shares will be passed upon by special Bermuda counsel, Conyers Dill & Pearman.

EXPERTS

        The consolidated financial statements of Foster Wheeler Ltd. as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31,2004 incorporated in this prospectus by reference to Foster Wheeler Ltd.'s annual report on form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains explanatory paragraphs regarding Foster Wheeler Ltd.'s adoption of Statement of Financial Accounting Standards, or SFAS No. 142, "Goodwill and other Intangible Assets" as described in Note 2 to the consolidated financial statements, the Company's restatement of its financial statements as described within the first paragraph of Note 2 to the consolidated financial statements, and for the substantial doubt about Foster Wheeler Ltd.'s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting and Foster Wheeler LLC.

        The consolidated financial statements of Foster Wheeler Holdings Ltd. and Foster Wheeler LLC as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004 incorporated in this prospectus by reference to Foster Wheeler Ltd.'s annual report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains explanatory paragraphs regarding Foster Wheeler Holdings Ltd.'s adoption of SFAS No. 142, as described in Note 3 to the consolidated financial statements, the Company's restatement of its financial statements as described within the first paragraph of Note 3 to the consolidated financial statements, and for the substantial doubt about Foster Wheeler Holdings Ltd.'s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of:

  •
  Foster Wheeler International Holdings, Inc. as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004;

  •
  Foster Wheeler International Corporation as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004;

  •
  Foster Wheeler Europe Limited as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004;

  •
  Financial Services S.a.r.l. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004;

  •
  FW Hungary Licensing Limited Liability Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004; and

  •
  FW Netherlands C.V. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004,

incorporated in this prospectus by reference to Foster Wheeler Ltd.'s annual report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the reports (which each contain an explanatory paragraph regarding the substantial doubt about the ability of each entity to continue as a going concern as described in Note 2 to each of the financial statements and, for Foster Wheeler LLC, which contains an explanatory paragraph regarding the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" as described in Note 3 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        In connection with the securities offered by this prospectus, Foster Wheeler Ltd., Foster Wheeler LLC and certain guarantors have filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC. This prospectus, filed as part of the registration statement, does not contain all the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to the securities, Foster Wheeler Ltd. and Foster Wheeler LLC, you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete, and you should refer to a copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to.

        Foster Wheeler Ltd., the parent company of Foster Wheeler LLC, is subject to the information requirements of the Securities Exchange Act of 1934, and in accordance therewith, Foster Wheeler Ltd. files reports, proxy and information statements and other information with the SEC. Financial information relating to Foster Wheeler LLC and the subsidiary guarantors is included in the notes to Foster Wheeler Ltd.'s consolidated financial statements incorporated by reference into this prospectus. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information. The website address is http://www.sec.gov. Our website address is http://www.fwc.com. The information disclosed on the website is not incorporated herein and does not form a part of this prospectus.

        The SEC allows us to "incorporate by reference" into this prospectus certain of the information Foster Wheeler Ltd. files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the end of the period during which this prospectus is available for use by selling securityholders or participating broker-dealers and others with similar prospectus delivery requirements for use in connection with any resale of securities:

  •
  Foster Wheeler Ltd.'s annual report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005, as amended by the Form 10-K/A filed on May 20, 2005.

  •
  Foster Wheeler Ltd.'s current reports on Form 8-K filed on January 18, 2005, January 31, 2005, March 29, 2005, April 5, 2005, May 2, 2005, May 14, 2005 and May 25, 2005.

        You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at:

Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
Attn: Lisa Fries Gardner
Telephone: (908) 730-4000
Facsimile: (908) 730-5300

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. No person has been authorized to give any information or make any representations in connection with the securities, other than the information and those representations contained or incorporated by reference in this prospectus or in the accompanying letter of transmittal. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus or the documents incorporated by reference herein is accurate as of any date other than the date of such prospectus or incorporated documents, regardless of the date you receive them.

ENFORCEMENT OF CIVIL LIABILITIES

        Foster Wheeler Ltd. is a Bermuda company. As a result, it may be difficult for you to effect service of process within the United States or to enforce judgments obtained against it in United States courts. Foster Wheeler Ltd. has irrevocably agreed that it may be served process with respect to actions based on offers and sales of securities made in the United States by having Foster Wheeler LLC, Perryville Corporate Park, Clinton, New Jersey 08809-4000, be the United States agent appointed for that purpose.

        Foster Wheeler Ltd. has been advised by Bermuda special counsel, Conyers Dill & Pearman, that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. It has also been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in a court in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Supreme Court of Bermuda under the common law doctrine of obligation. Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as:

  (1)
  the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in Bermuda; and

  (2)
  the judgment is not contrary to public policy in Bermuda, was not obtained by fraud or in proceedings contrary to natural justice of Bermuda and is not based on an error in Bermuda law.

        A Bermuda court may impose civil liability on Foster Wheeler Ltd., or its directors or officers in a suit brought in the Supreme Court of Bermuda against it or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Foster Wheeler since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

FOSTER WHEELER LTD.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Foster Wheeler Ltd.

        Foster Wheeler Ltd. is a Bermuda company. Section 98 of the Companies Act of 1981 of Bermuda (the "Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company (although Foster Wheeler Ltd. has not agreed to indemnify its auditors even though permitted by Bermuda law). Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

        Foster Wheeler Ltd. has adopted provisions in its bye-laws that provide that it shall indemnify its respective officers and directors in respect of their actions and omissions, except in respect of their fraud, dishonesty or willful misconduct, and it maintains liability insurance covering its directors and officers and those of its subsidiaries. Our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any of the company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors' and officers' liability policy for such a purpose.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
4.1	Memorandum of Association of Foster Wheeler Ltd. (Filed as Annex II to Foster Wheeler Ltd.'s Form S-4/A (File No. 333-52468) filed on March 9, 2001 and incorporated herein by reference.)
4.2	Bye-laws of Foster Wheeler Ltd. amended November 29, 2004 (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 8-K filed on December 2, 2004 and incorporated herein by reference.)
4.3	Registration Rights Agreement dated as of September 24, 2004 relating to offering of common shares, preferred shares, warrants and senior secured notes. (Filed as Exhibit 4.5 to Foster Wheeler Ltd.'s registration statement on Form S-4 (File No. 119841) filed on October 20, 2004 and incorporated by reference herein).
4.4	Form of common share certificate (filed as Exhibit 4.2 to Foster Wheeler Ltd.'s current report on Form 8-K filed on May 25, 2001 and incorporated by reference herein).
4.5	Warrant Agreement between Foster Wheeler Ltd. and Mellon Investor Services LLC, including forms of warrant certificates (Filed as Exhibit 4.10 to Foster Wheeler Ltd.'s registration statement on Form S-3 (File No. 333-120076) filed on December 21, 2004 and incorporated by reference herein).
5.1	Opinion of Conyers Dill & Pearman as to the legality of the common shares.
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
24.1	Power of Attorney (included in the signature pages to this registration statement).

Item 22. Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clinton, State of New Jersey, on May 25, 2005.

FOSTER WHEELER LTD.
By:	/s/ BRIAN K. FERRAIOLI Brian K. Ferraioli Vice President and Controller

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes Raymond J. Milchovich, John T. La Duc, Brian K. Ferraioli, Thierry Desmaris and Lisa Fries Gardner, severally, such person's true and lawful attorneys-in-fact and agents, with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, (including post-effective amendments) to this Registration Statement, and to sign any and all additional registration statements relating to the same offerings of securities as this Registration Statement that is filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and with the Registrar of Companies appointed under the Companies Act 1981 of Bermuda, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or the substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ RAYMOND J. MILCHOVICH Raymond J. Milchovich	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 25, 2005
/s/ JOHN T. LA DUC John T. La Duc	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 25, 2005
/s/ BRIAN K. FERRAIOLI Brian K. Ferraioli	Vice President and Controller (Principal Accounting Officer)	May 25, 2005

/s/ EUGENE D. ATKINSON Eugene D. Atkinson	Director	May 25, 2005
/s/ DIANE C. CREEL Diane C. Creel	Director	May 25, 2005
/s/ ROGER L. HEFFERNAN Roger L. Heffernan	Director	May 25, 2005
/s/ JOSEPH J. MELONE Joseph J. Melone	Director	May 25, 2005
/s/ STEPHANIE HANBURY-BROWN Stephanie Hanbury-Brown	Director	May 25, 2005
/s/ JAMES D. WOODS James D. Woods	Director	May 25, 2005
/s/ DAVID M. SLOAN David M. Sloan	Director	May 25, 2005

EXHIBIT INDEX

Exhibit No.	Description
4.1	Memorandum of Association of Foster Wheeler Ltd. (Filed as Annex II to Foster Wheeler Ltd.'s Form S-4/A (File No. 333-52468) filed on March 9, 2001 and incorporated herein by reference.)
4.2	Bye-laws of Foster Wheeler Ltd. amended November 29, 2004 (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 8-K filed on December 2, 2004 and incorporated herein by reference.)
4.3
Registration Rights Agreement dated as of September 24, 2004 relating to offering of common shares, preferred shares, warrants and senior secured notes. (Filed as Exhibit 4.5 to Foster Wheeler Ltd.'s registration statement on Form S-4 (File No. 119841) filed on October 20, 2004 and incorporated by reference herein).
4.4	Form of common share certificate (filed as Exhibit 4.2 to Foster Wheeler Ltd.'s current report on Form 8-K filed on May 25, 2001 and incorporated by reference herein).
4.5
Warrant Agreement between Foster Wheeler Ltd. and Mellon Investor Services LLC, including forms of warrant certificates (Filed as Exhibit 4.10 to Foster Wheeler Ltd.'s registration statement on Form S-3 (File No. 333-120076) filed on December 21, 2004 and incorporated by reference herein).
5.1	Opinion of Conyers Dill & Pearman as to the legality of the common shares.
12.1	Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
24.1	Power of Attorney (included in the signature pages to this registration statement).

QuickLinks

Foster Wheeler Ltd.
TABLE OF CONTENTS
SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELECTED FINANCIAL DATA
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
MARKET PRICE INFORMATION
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF THE WARRANTS
U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
ENFORCEMENT OF CIVIL LIABILITIES
FOSTER WHEELER LTD.
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX